PE 12-31-04

You are holding the 2004 annual report to stockholders of AMB Property Corporation.


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From New Jersey, this report was sent to you and thousands of our other stockholders around the world.





You are holding the 2004 annual report to stockholders of AMB Property Corporation.

You are holding a product of the global supply chain.

As a stockholder of AMB,
you own a piece of the
global supply chain.



Every day, hundreds of millions of manufactured goods travel through the global supply chain. Look around. Look at the things on your desk, the things in your briefcase, the things in your house. Think about all the items you come into contact with during the course of your day. Chances are, most of them were made somewhere else and traveled great distances to reach you.

In 2004, AMB significantly advanced its position as a link between the airports, sea lanes, rails, and roads that connect the world's many sources of production with its many sources of consumption. This means you are holding more than just shares in a successful, growing company. You are holding a piece of the global supply chain.

In the global supply chain,
complexity equals opportunity.

Mexico

Consumer population

102

million

Growth in imports from the U.S.
(U.S. dollars in billions)


$150
120
90
60
30
0
1993
2003

+13.2%
CAGR

Trade as percentage of GDP

54.9%

Annual growth in trade
(U.S. dollars in billions)


$350
300
250
200
150
100
50
0
1993
2003

+11.1%
CAGR



Growth in exports to the U.S.
(U.S. dollars in billions)


$120
100
80
60
40
20
0
1993
2003

+8.9%
CAGR

AMB global customers with facilities needs in Mexico

Guadalajara	58%
Mexico City	83%
Monterrey	55%

Trade through AMB markets



36.0%

AMB facilities

11

2,344,893 square feet

Mexico's consumer base is growing in size and affluence, driving daily demand for products ranging from packaged foods to home electronics. In the country's vital urban centers, AMB and local partner, G. Acción, are delivering what is in short supply: industrial parks built to the international design standards required by multinational consumer goods and logistics firms.

Sources, pages 9-13: The World Bank; the World Trade Organization; U.S. Bureau of Census, Department of Commerce; Airports Council International; Journal of Commerce; AMB company data.

Japan

Consumer population

127

million

Growth in international air cargo
(metric tons in thousands)


3,000
2,500
2,000
1,500
1,000
500
0
1994
2003

+5.2%
CAGR

Trade as a percentage of GDP

19.7%

Annual growth in trade
(U.S. dollars in billions)


$1,000
800
600
400
200
0
1993
2003

+3.5%
CAGR



Annual growth in container traffic
(total TEUs in millions)


12
10
8
6
4
2
0
2000
2001
2002
2003

+8.6%
CAGR

AMB global customers with facilities needs in Japan

Osaka	58%
Tokyo	83%

Trade through AMB markets



76.1%

AMB facilities

10

3,390,151 square feet

The logistics costs behind the distribution of goods in Japan are higher than the level of those of western Europe and the U.S. To reduce those costs and improve the nation's competitive edge in the global market, AMB and local partner, AMB BlackPine, are helping replace smaller, older distribution centers with innovative multistory, ramp-accessed distribution centers.

Singapore

Consumer population

4.2

million

Growth in international air cargo
(metric tons in thousands)


1,650
1,375
1,100
825
550
275
0
1994
2003

+6.9%
CAGR

Trade as a percentage of GDP

141%

Annual growth in trade
(U.S. dollars in billions)


$300
200
100
0
1993
2003

+5.5%
CAGR



Annual growth in container traffic
(total TEUs in millions)


20
15
10
5
0
2000
2001
2002
2003

+2.5%
CAGR

AMB global customers with facilities needs in Singapore

90%

Trade through AMB markets



72.9%

AMB facilities

2

484,699 square feet

More cargo tonnage is handled in Singapore than in any other market in the world. This trade-driven economy is well served with industrial facilities for companies wanting to own their buildings. AMB sees a new prospect for growth: providing growing third-party logistics and freight-forwarding customers with multitenant facilities and flexible lease terms.

France

Consumer population

59

million

Growth in international air cargo
(metric tons in thousands)


1,650
1,375
1,100
825
550
275
0
1994
2003

+6.3%
CAGR

Trade as a percentage of GDP

44.4%

Annual growth in trade
(U.S. dollars in billions)


$800
600
400
200
0
1993
2003

+5.8%
CAGR



Annual growth in container traffic
(total TEUs in millions)


2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003

+10.6%
CAGR

AMB global customers with facilities needs in France

85%

Trade through AMB markets



53.8%

AMB facilities

4

1,022,063 square feet

France's prominence as a global trade hub stems from its geographic and political importance to the European Union and its highly developed transportation network. Integrated carriers such as AMB's fifth-largest customer, French postal service La Poste, value the on- and near-airport distribution facilities that AMB and local partner, SIRIUS, are bringing to the market.

Netherlands

Consumer population

16

million

Growth in international air cargo
(metric tons in thousands)


1,350
1,125
900
675
450
225
0
1994
2003

+5.4%
CAGR

Trade as a percentage of GDP

108.8%

Annual growth in trade
(U.S. dollars in billions)


$600
500
400
300
200
100
0
1993
2003

+7.6%
CAGR



Annual growth in container traffic
(total TEUs in millions)


8
6
4
2
0
2000
2001
2002
2003

+4.3%
CAGR

AMB global customers with facilities needs in the Netherlands

78%

Percentage of trade through AMB hub and gateway markets



46.7%

AMB facilities

3

615,320 square feet

The Netherlands is home to Europe's busiest seaport and fourth-largest airport, and is well positioned for international logistics and distribution operations. The presence of many older, owner-occupied facilities provides AMB the opportunity to offer modern facilities with the location and functionality sought by global distribution customers.

Financial Highlights

For the years ended December 31,

(U.S. dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
Revenues	$ 665,889	$ 586,629	$ 563,231	$ 510,505	$ 415,172
Net Income Available to Common Stockholders	118,340	116,716	113,035	120,100	113,282
FFO[1]	207,314	186,666	215,194	186,707	202,751
Per Diluted Share:					
Earnings per Share	1.39	1.41	1.33	1.41	1.35
FFO per Share[1]	2.30	2.13	2.40	2.07	2.25
Dividends per Share	1.70	1.66	1.64	1.58	1.48

(U.S. dollars, shares and square feet in thousands)	2004	2003	2002	2001	2000
Total Assets	$ 6,386,943	$ 5,409,559	$ 4,983,629	$ 4,763,614	$ 4,433,207
AMB's Share of Total Debt[2]	2,395,046	1,954,314	1,691,737	1,655,386	1,681,161
Market Equity	3,554,108	2,845,984	2,376,923	2,308,563	2,322,265
AMB's Share of Total Debt-to-AMB's Share of Total Book Capitalization[2]	54.0 %	49.6 %	44.9 %	43.8 %	44.6 %
AMB's Share of Total Debt-to-AMB's Share of Total Market Capitalization[2] [3]	37.8 %	37.9 %	37.7 %	38.1 %	37.9 %
Shares Outstanding	87,995	86,557	86,876	88,791	89,967
Square Feet (operating, development, and under management)	110,722	101,521	94,587	94,139	91,308
Occupancy (Operating)	94.8 %	93.1 %	94.6 %	94.5 %	96.4 %

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Supplemental Earnings Measures" for a discussion of FFO as well as for a reconciliation of this measure to a GAAP financial measure.

(2) For a reconciliation of AMB's Share of Total Debt to Total Consolidated Debt, a GAAP financial measure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Capital Resources."

(3) Our definition of "AMB's Share of Total Market Capitalization" is our share of Total Debt plus preferred equity liquidation preferences plus market equity.



$2.50
$2.50
$2.50
$665,889
$586,629
$563,231
$510,505
2000
2001
2002
2003
2004
2.00
1.50
1.00
0.50
0
$1.35
$1.41
$1.33
$1.41
$1.39
2000
2001
2002
2003
2004
2.00
1.50
1.00
0.50
0
$2.25
$2.07
$2.40
$2.13
$2.30
2000
2001
2002
2003
2004
2.00
1.50
1.00
0.50
0
$1.48
$1.58
$1.64
$1.66
$1.70
2000
2001
2002
2003
2004
evenues
thousands)
Earnings per Share
(diluted)
FFO per Share
(diluted)
Dividends per Share

To our fellow stockholders:

For more than two decades, growth in global trade has outpaced world economic growth by a factor of three, a trend likely to continue as the world becomes more integrated and interdependent. Trade happens everywhere, but the critical business of trade–import, export, and rapid distribution of goods–is concentrated in locations with very specific characteristics: major metropolitan markets with access to large consumer populations and a well-developed transportation infrastructure. The highest-value distribution activities are situated even more specifically in infill locations near international airports, seaports, and highway systems.

Powerful Strategy

Six years ago, AMB embarked on a plan to capitalize on the powerful and sustained economic force of global trade. Converting trade's growth engine into earnings required two distinct efforts. First, to focus our business in the markets essential to trade, we needed to execute a multiyear capital redeployment program to improve the overall quality, strategic fit, and market focus of our portfolio. Second, to create a layer of new and recurring sources of earnings, we needed to expand our development capabilities and private capital platforms globally. By 2004, we made substantial progress on both fronts.

Our decision to focus on major trade-linked markets was supported by input from our customers involved in the movement of goods around the world–leaders in air cargo, freight forwarding, and third-party logistics. Increasingly, customers we served in U.S. hub and gateway markets told us they were seeking multimarket relationships with experienced and well-capitalized distribution real estate partners to facilitate their growth. The services they had come to value from AMB in High Throughput Distribution® facilities in markets like Los Angeles, Miami, and New York were the same types of services and facilities they were looking for in Tokyo, Amsterdam, and Paris.

On the strength of powerful macroeconomic and local market drivers, 20 years of distribution facility experience, and more than 2,500 customer relationships, we recalibrated our capital allocation plan. From 1999 through 2004, AMB disposed of $2.8 billion in properties and acquired or developed $4 billion in properties in markets better aligned with our strategy and growth expectations. In the process, we generated an unleveraged internal rate of return of 12.4% on our property dispositions, exited five non-core markets, and improved the profile of our portfolio by increasing the percent of rents coming from core markets to the 95% level.

Growing in 2004

Our repositioned portfolio benefited from the long-anticipated industrial market recovery. Over the course of the year, U.S. markets absorbed 175 million square feet of space, compared with just 20 million in 2003, and gained 70 basis points in occupancy, ending 2004 at 89.1% occupancy. AMB's portfolio outperformed the overall market by 570 basis points, achieving 94.8% occupancy by year-end 2004.

In this improving environment, our 2004 transaction activity was a reflection of our capital allocation goals:

- We sold $200 million in properties, approximately half of which reduced our exposure to the broader Atlanta industrial market and concentrated our market position near Hartsfield International Airport.
- We acquired $695 million in properties globally, building significantly on our presence in Chicago, Paris, and Tokyo, while gaining entry to Amsterdam's leading industrial submarket, adjacent to Schiphol International Airport.
- We began a record level of development and redevelopment starts with 6 million square feet of new projects with an expected total investment of $649 million. We focused our efforts in the most supply-constrained locations of northern New Jersey, Los Angeles, Chicago, Amsterdam, Singapore, Tokyo, and our new Asian target market, Osaka.

Today we have a record 30 development projects under way in North America, Europe, and Asia, totaling approximately 8.9 million square feet for an estimated total investment of $829 million. Our development capabilities and pipeline are important drivers of future earnings. The value creation margin in our current pipeline of developments built for sale, for contribution, or to hold is expected to be approximately 15%. Customer response has been very positive. We are 98% leased in the 2.1 million square feet of developments we delivered in 2004. In the 5.8 million square feet we expect to deliver by year-end 2005, we are already more than 50% preleased.

Our primary source of equity funding for growth is private capital. Since our IPO in November 1997, we have raised more than $1 billion in private equity and formed eight co-investment vehicles with institutional investors to build private capital assets under management to $2.7 billion.

The significance of the private capital raised goes well beyond financing. The fees, distributions, and promoted interests we receive for our acquisition, management, and total return performance of the ventures improve return on invested capital for our stockholders. At the beginning of our repositioning program, just 9% of our rents came from these return-enhancing co-investment vehicles. Today that number has risen to 40%.

We advanced our private capital franchise with two landmark joint ventures in 2004:

- In October, we introduced the public REIT industry's first open-end fund. AMB Alliance Fund III's initial closing included third-party equity contributions of more than $136 million, and at year end the fund had assets of more than $500 million. We expect Fund III to be our primary source of investment capital for our U.S. acquisition activity.
- In December, we obtained a $200 million equity commitment for AMB SGP-Mexico, the first of our planned international funds and our second joint venture with a real estate investment subsidiary of the government of Singapore. The venture's primary focus is to purchase properties in Mexico, including facilities we develop with our local-market partner, G. Acción, allowing us to immediately recognize the value creation of our Mexican development pipeline. When fully invested, this venture is expected to have assets of more than $700 million. We plan to fund our growth in Japan and Europe by partnering with private institutional investors, as well.

Looking Ahead

We entered 2005 with a platform primed for growth. Our portfolio has never been more closely aligned with our strategy. The operating fundamentals for industrial property appear to be returning to equilibrium, and we have more ways to serve our customers than at any point in our history through global facilities in essential trade-linked locations and expanded development resources.

The importance of our development skill set to our future growth is worth noting. We are demonstrating the ability to create investment products for our stockholders at wholesale pricing, to provide our customers with build-to-suit facilities tailored to their needs, and to build a pipeline of assets for contribution to our growing private capital fund business.

We are likely to expand our customer service, development, and capital-raising skills to new markets in 2005. Toronto, for example, is the world's fourth-largest industrial market and a natural extension of our North American presence. We opened an office in China in 2004 and are actively evaluating opportunities in the port cities of this most populous of nations.

Our strategy and its implementation have been supported by the insights and counsel of our board of directors. Since our IPO, AMB's board has worked to achieve industry-leading governance practices, including the periodic rotation of its members. At AMB's 2004 annual meeting of stockholders,

Caryl B. Welborn will retire from our board after many years of dedicated service. She has been a valued and respected governance leader and a constant resource on our audit committee; we are grateful for her many contributions. In August 2004 we welcomed Lydia H. Kennard to our board. She is the former executive director of Los Angeles World Airports and is the chairman of KDG Development Construction Consulting. Her extensive experience in airport facilities, urban planning, and real estate development will benefit our global expansion plans, and we look forward to working with her.

The repositioning of our portfolio and the development of new earnings-producing activities have required the sustained talents and dedication of our employees and partners. We are grateful to them and convinced that they will be a continued source of pride. As we have grown, we have been honored by the confidence shown to AMB by our customers and our public and private capital investors. We want to continue to be worthy of that trust by producing enduring excellence for the AMB brand and outstanding long-term total returns for our investors.

Hamid R. Moghadam
Chairman & CEO

W. Blake Baird
President & Director

March 30, 2005





UES
UESU 472059 0
45G1
MAX.GROSS
TARE
NET
CU.CAP.
CAUTION 9'6" HIGH CONTAINER
GATEWAY
GATU 830529
45G1
CAUTION 9'6" HIGH
FSCU 901531 4
45G1
FLORENS
www.florens.com
TRITON
TRIU 984538 3
45G1
MAXGROSS
TARE
PAYLOAD
CUB CAP
FSCU 905756 2
45G1
www.florens.com
CAUTION 9'6" HIGH
UGMU 892322 0
INKU 223299 0
45G1
GOLD
GLDU 065058 4
45G1
CAUTION HIGH TRAILER
MAX.GROSS
TARE
PAYLOAD
CUBIC CAPA
TTNU 987887 0
45G1
MAXGROSS
TARE
PAYLOAD
CUB CAP
CAUTION 9'6" CONTAINER
FSCU 929815 3
45G1
www.florens.com
CAUTION 9'6" HIGH
INKU 225585 1
45G1
MAX.GROSS
TARE
NET
CU.CAP.
EVERGREEN
EMCU 124730 6
42G1
GROSS
TARE
NET
CUBE
GATEWAY
CAUTION 9'6" HIGH

Financial Review

Selected Company Financial and Other Data[1]

The following table sets forth selected consolidated historical financial and other data for AMB Property Corporation on a historical basis as of and for the years ended December 31:

(dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
Operating Data					
Total revenues	$ 665,689	$ 586,629	$ 563,231	$ 510,505	$ 415,172
Income before minority interests and discontinued operations	140,094	135,028	138,809	174,890	144,467
Income from continuing operations	77,840	67,363	82,140	112,284	102,092
Income from discontinued operations	47,631	61,765	38,979	23,916	19,690
Net income available to common stockholders	118,340	116,716	113,035	120,100	113,282
Net income from continuing operations per common share:					
Basic[2]	0.86	0.68	0.89	1.15	1.11
Diluted[2]	0.83	0.66	0.87	1.13	1.12
Net income from discontinued operations per common share:					
Basic[2]	0.58	0.76	0.47	0.28	0.24
Diluted[2]	0.56	0.75	0.46	0.28	0.23
Net income per common share:					
Basic[2]	1.44	1.44	1.36	1.43	1.35
Diluted[2]	1.39	1.41	1.33	1.41	1.35
Dividends declared per common share	1.70	1.66	1.64	1.58	1.48
Other Data					
Funds from operations	$ 207,314	$ 186,666	$ 215,194	$ 186,707	$ 202,751
Funds from operations per common share and unit:					
Basic	2.39	2.17	2.44	2.09	2.26
Diluted	2.30	2.13	2.40	2.07	2.25
Cash flows provided by (used in):					
Operating activities	294,378	264,463	291,265	288,562	261,175
Investing activities	(728,431)	(340,930)	(246,854)	(363,152)	(726,499)
Financing activities	409,705	112,022	(28,150)	127,303	452,370
Balance Sheet Data					
Investments in real estate at cost	$ 6,526,144	$ 5,491,707	$ 4,922,782	$ 4,527,511	$ 4,026,597
Total assets	6,386,943	5,409,559	4,983,629	4,763,614	4,433,207
Total consolidated debt	3,257,191	2,574,257	2,235,361	2,143,714	1,843,857
Our share of total debt[3]	2,395,046	1,954,314	1,691,737	1,655,386	1,681,161
Stockholders' equity	1,671,140	1,657,137	1,579,265	1,747,389	1,767,930

(1) Certain items in the consolidated financial statements for prior periods have been reclassified to conform with current classifications with no effect on net income or stockholders' equity. (2) Basic and diluted net income per weighted average share equals the net income available to common stockholders divided by 82,133,627 and 85,368,626 shares, respectively, for 2004; 81,096,062 and 82,852,528 shares, respectively, for 2003; 83,310,885 and 84,795,987 shares, respectively, for 2002; 84,174,644 and 85,214,066 shares, respectively, for 2001; 83,697,170 and 84,155,306 shares, respectively, for 2000. (3) Our share of total debt is the pro rata portion of the total debt based on our percentage of equity interest in each of the consolidated ventures holding the debt. We believe that our share of total debt is a meaningful supplemental measure, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. In addition, it allows for a more meaningful comparison of our debt to that of other companies that do not consolidate their joint ventures. Our share of total debt is not intended to reflect our actual liability should there be a default under any or all of such loans or a liquidation of the joint ventures. For a reconciliation of our share of total debt to total consolidated debt, a GAAP financial measure, please see the table of debt maturities and capitalization in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources."

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with the notes to consolidated financial statements. Some of the information included in this annual report contains forward-looking statements, which are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those in the forward-looking statements, and you should not rely on the forward-looking statements as predictions of future events. The events or circumstances reflected in forward-looking statements might not occur. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates," or the negative of these words and phrases, or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely upon them as predictions of future events. There is no assurance that the events or circumstances reflected in forward-looking statements will occur or be achieved. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them.

The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- changes in general economic conditions or in the real estate sector;
- non-renewal of leases by customers or renewal at lower than expected rent;
- difficulties in identifying properties to acquire and in effecting acquisitions on advantageous terms and the failure of acquisitions to perform as we expect;
- risks and uncertainties affecting property development and renovation (including construction delays, cost overruns, our inability to obtain necessary permits and financing);
- risks of doing business internationally, including unfamiliarity with new markets and currency risks;
- a downturn in California's economy or real estate conditions;
- losses in excess of our insurance coverage;
- our failure to divest of properties on advantageous terms or to timely reinvest proceeds from any such divestitures;
- unknown liabilities acquired in connection with acquired properties or otherwise;
- risks associated with using debt to fund acquisitions and development, including re-financing risks;
- our failure to obtain necessary financing;
- changes in local, state and federal regulatory requirements;
- environmental uncertainties; and
- our failure to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

Our success also depends upon economic trends generally, various market conditions and fluctuations and those other risk factors discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Risks" in our Annual Report on Form 10-K for the year ended December 31, 2004. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only and speak as of the date of this report or as of the dates indicated in the statements. We assume no obligation to update or supplement forward-looking statements.

General

We commenced operations as a fully integrated real estate company effective with the completion of our initial public offering on November 26, 1997, and elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986 with our initial tax return for the year ended December 31, 1997. AMB Property Corporation and AMB Property, L.P. were formed shortly before the consummation of our initial public offering. We refer to AMB Property, L.P. as the "operating partnership."

Management's Overview

We generate revenue and earnings primarily from rent received from customers under long-term (generally three to ten years) operating leases at our properties, including reimbursements from customers for certain operating costs, and from partnership distributions and fees from our private capital business. We also derive earnings from the strategic disposition of assets and from the disposition of projects under our development-for-sale or contribution program. Our long-term growth is dependent on our ability to maintain and increase occupancy rates or increase rental rates at our properties and our ability to continue to acquire and develop new properties.

National industrial markets improved significantly during 2004 when compared with market conditions in 2003. The positive trend in demand began in the second quarter of 2004 and reversed 14 prior quarters of negatively trending, or rising, space availability. We believe the protracted period of rising availability created a difficult leasing environment; however investor demand for industrial property (as evidenced by our observation of strong national sales volumes and declining acquisition capitalization rates) has remained consistently strong. We believe we capitalized on the demand for acquisition property by accelerating the repositioning of our portfolio through the disposition of non-core properties. We plan to continue selling selected assets on an opportunistic basis but believe we have substantially achieved our repositioning goals.

Property dispositions result in reinvestment capacity and trigger gain/loss recognition, but also create near-term earnings dilution if the capital cannot be redeployed effectively. We experienced such near-term dilution in 2004. However, we believe that the repositioning of our portfolio will benefit our stockholders in the long-term. The table below summarizes our leasing activity for 2004 and 2003:

Property Data	U.S. Hub and Gateway Markets(1)	Total Other Markets(2)	Total/ Weighted Average
For the year ended December 31, 2004:			
% of total rentable square feet	74.1%	25.9%	100.0%
Occupancy percentage at year end	95.0%	94.2%	94.8%
Same space square footage leased	13,932,213	3,553,563	17,485,776
Rent increases (decreases) on renewals and rollovers	(15.3%)	(3.6%)	(13.2%)
For the year ended December 31, 2003:			
% of total rentable square feet	75.0%	25.0%	100.0%
Occupancy percentage at year end	93.5%	91.9%	93.1%
Same space square footage leased	13,636,050	3,636,967	17,273,017
Rent increases (decreases) on renewals and rollovers	(12.7%)	1.7%	(10.1%)

(1) Our U.S. hub and gateway markets include on-tarmac and Atlanta, Chicago, Dallas/Fort Worth, Los Angeles, Northern New Jersey/New York City, the San Francisco Bay Area, Miami and Seattle. (2) Our total other markets include other domestic target markets, other non-target markets, international target markets and retail.

We observed two positive trends nationally for industrial real estate during the year ended December 31, 2004, supported by data provided by Torto Wheaton Research. First, national industrial space availability declined 70 basis points during the year from 11.6% to 10.9%. This decrease in national industrial space availability occurred in the last three quarters of 2004, reversing the trend of the prior 14 quarters in which national industrial space availability increased on average 36 basis points per quarter. Second, national absorption of industrial space, defined as the net change in occupied stock as measured by square feet of completions less the change in available square feet, totaled approximately 175 million square feet in the year ended December 31, 2004, substantially exceeding the 20 million square feet of space absorbed in 2003 and well above the ten-year historical average of 132 million square feet of space absorbed annually.

In this improved environment, our industrial portfolio's occupancy levels increased to 94.8% at December 31, 2004 from 93.1% at December 31, 2003, which we believe reflects higher levels of demand for industrial space generally and in our portfolio specifically. During the year ended December 31, 2004, our lease expirations totaled approximately 21.4 million square feet while commencements of new or renewed leases totaled approximately 24.3 million square feet, resulting in an increase in our occupancy level of approximately 170 basis points.

Rents on industrial renewals and rollovers in our portfolio decreased 13.2% during the year ended December 31, 2004 as leases were entered into or renewed at rates consistent with what we believe to be current market levels. We believe this decline in rents on lease renewals and rollovers reflects trends in national industrial space availability. We believe that relatively high levels of national industrial space availability have caused market rents for industrial properties to decline between 10% and 20% from their peak levels in 2001 based on our research data; 47% of the space that rolled over in our portfolio in 2004 had commenced between 1999 and 2001. Rental rates in our portfolio declined at successively lower rates in each of the four quarters during 2004, which we believe indicates a stabilization of market rental rate levels. While the level of rental rate reduction varied by market, we achieved occupancy levels in our portfolio 570 basis points in excess of the national industrial market, as determined by Torto Wheaton Research, by pricing lease renewals and new leases with sensitivity to local market conditions. During periods of decreasing or stabilizing rental rates, we strove to sign leases with shorter terms to prevent locking in lower rent levels for long periods and to be prepared to sign new, longer-term leases during periods of growing rental rates. When we sign leases of shorter duration, we attempt to limit overall leasing costs and capital expenditures by offering different grades of tenant improvement packages, appropriate to the lease term.

We believe that development, renovation and expansion of well-located, high-quality industrial properties should generally continue to provide us with attractive investment opportunities at a higher rate of return than we may obtain from the purchase of existing properties. We believe that our development opportunities in Mexico and Japan are attractive given the current lack of supply of modern distribution facilities in the major metropolitan markets of these countries. Globally, we have increased our development pipeline from a low of $107.0 million at the end of 2002 to approximately $828.7 million at December 31, 2004. In addition to our committed development pipeline, we hold a total of 1,263 acres for future development or sale, of which 1,015 acres, 199 acres, 39 acres and ten acres in North America, Mexico, Asia and Europe, respectively, could support an aggregate of approximately 22.2 million square feet of additional development.

Going forward, we believe that our co-investment program with private-capital investors will continue to serve as a significant source of revenues and capital for acquisitions and developments. Through these co-investment joint ventures, we typically earn acquisition and development fees, asset management fees and priority distributions, as well as promoted interests and incentive distributions based on the performance of the co-investment joint ventures; however, there can be no assurance that we will continue to do so. Through contribution of development properties to our co-investment joint ventures, we expect to recognize value creation from our development pipeline. As of December 31, 2004, we owned approximately 40.8 million square feet of our properties (36.8% of the total operating and development portfolio) through our co-investment joint ventures. We may make additional investments through these joint ventures or new joint ventures in the future and presently plan to do so.

By 2007, we plan to have approximately 15% of our portfolio (based on consolidated annualized base rent) invested in international markets. Our North American target markets outside of the United States currently include Guadalajara, Mexico City, Monterrey and Toronto. Our European target markets currently include Amsterdam, Brussels, Frankfurt, London, Lyon, Madrid and Paris. Our Asian target markets currently include Beijing, Nagoya, Osaka, the Pearl River Delta, Shanghai, Singapore and Tokyo. It is possible that our target markets will change over time to reflect experience, market opportunities, customer needs and changes in global distribution patterns. As of December 31, 2004, our international operating properties comprised 4.4% of our consolidated annualized base rent.

To maintain our qualification as a real estate investment trust, we must pay dividends to our stockholders aggregating annually at least 90% of our taxable income. As a result, we cannot rely on retained earnings to fund our on-going operations to the same extent that other corporations that are not real estate investment trusts can. We must continue to raise capital in both the debt and equity markets to fund our working capital needs, acquisitions and developments. See "Liquidity and Capital Resources" for a complete discussion of the sources of our capital.

Summary of Key Transactions in 2004

During the year ended December 31, 2004, we completed the following capital deployment transactions:

- Acquired 64 buildings in the United States, Mexico, Europe and Asia, aggregating approximately 7.6 million square feet, for $695.2 million, including $261.0 million invested through four of our co-investment joint ventures;
- Commenced 19 development projects in the United States, Japan, Mexico and the Netherlands, totaling 6.1 million square feet with an estimated total investment of approximately $648.5 million (using exchange rates in effect at applicable quarter end and year end dates);
- Acquired 640 acres of land for industrial warehouse development in various U.S. markets and Mexico City for approximately $68.3 million;
- Sold seven land parcels and six development projects available for sale, aggregating approximately 0.3 million square feet, for an aggregate price of $40.4 million; and
- Divested ourselves of 21 industrial buildings, two retail centers and one office building, aggregating approximately 3.1 million square feet, for an aggregate price of $200.3 million.

See Notes 3 and 4 of the "Notes to Consolidated Financial Statements" for a more detailed discussion of our acquisition, development and disposition activity.

During the year ended December 31, 2004, we completed the following capital markets and other financing transactions:

- Obtained long-term secured debt financings for our co-investment joint ventures totaling $243.5 million at an average rate of 5.0%;
- Obtained $129.2 million of debt (using exchange rates in effect at applicable quarter end dates) with a weighted average interest rate of 4.5% for international acquisitions, net of the financing for the AMB Ohta Distribution Center development;
- Completed the early renewal of the operating partnership's senior unsecured revolving line of credit in the amount of $500.0 million. The three-year credit facility includes a multi-currency component under which up to $250.0 million can be drawn in Yen, Euros or British Pounds Sterling;
- Entered into an unsecured revolving credit agreement through AMB Japan Finance Y.K., a subsidiary of the operating partnership, providing for loans or letters of credit in a maximum principal amount outstanding at any time of up to 24 billion Yen (approximately $233.8 million in U.S. dollars using exchange rates in effect on December 31, 2004);
- Closed on a 20 billion Yen financing (approximately $195 million U.S. dollars using exchange rates in effect on December 31, 2004) for the AMB Ohta Distribution Center development project in Japan, of which 14 billion Yen ($136 million U.S. dollars using exchange rates in effect on December 31, 2004) has been funded. We locked in the interest rate on 65% of the financing for the full eight-year term at closing. During construction, the fixed rate portion is locked at 1.9% and upon stabilization, the fixed rate will be 2.4%;
- Formed AMB Institutional Alliance Fund III, L.P., an open-ended co-investment joint venture, with $136.5 million of equity from co-investment partners to invest in properties in the United States; and
- Formed an unconsolidated co-investment joint venture, AMB-SGP Mexico, LLC, with Industrial (Mexico) JV Pte Ltd, a real estate investment subsidiary of the Government of Singapore Investment Corporation, with an equity commitment of $200 million to invest in properties in Mexico, in which we retain a 20% interest. We contributed $71.5 million of operating properties and recently completed development projects in Mexico and when combined with our equity commitment and leverage, the venture has an investment capacity of approximately $715 million. This is our first international co-investment joint venture.

See Notes 6, 9 and 11 of the "Notes to Consolidated Financial Statements" for a more detailed discussion of our capital markets transactions.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Investments in Real Estate. Investments in real estate are stated at cost unless circumstances indicate that cost cannot be recovered, in which case the carrying value of the property is reduced to estimated fair value. We also record at acquisition an intangible asset or liability for the value attributable to above or below-market leases, in-place leases and lease origination costs for all acquisitions. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the property. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future market conditions and the availability of capital. Examples of certain situations that could affect future cash flows of a property may include, but are not limited to: significant decreases in occupancy; unforeseen bankruptcy, lease termination and move-out of a major customer; or a significant decrease in annual base rents of that property. If impairment analysis assumptions change, then an adjustment to the carrying amount of our long-lived assets could occur in the future period in which the assumptions change. To the extent that a property is impaired, the excess of the carrying amount of the property over its estimated fair value is charged to earnings.

Revenue Recognition. We record rental revenue from operating leases on a straight-line basis over the term of the leases and maintain an allowance for estimated losses that may result from the inability of our customers to make required payments. If customers fail to make contractual lease payments that are greater than our allowance for doubtful accounts, security deposits and letters of credit, then we may have to recognize additional doubtful account charges in future periods. We monitor the liquidity and creditworthiness of our customers on an on-going basis by reviewing their financial condition periodically as appropriate. Each period we review our outstanding accounts receivable, including straight-line rents, for doubtful accounts and provide allowances as needed. We also record lease termination fees when a customer has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to us. If a customer remains in the leased space following the execution of a definitive termination agreement, the applicable termination fees are deferred and recognized over the term of such customer's occupancy.

Property Dispositions. We report real estate dispositions in three separate categories on our consolidated statements of operations. First, when we divest a portion of our interests in real estate entities or properties, gains from the sale represent the interests acquired by third-party investors for cash. Second, we dispose of value-added conversion projects and build-to-suit and speculative development projects for which we have not generated material operating income prior to sale. The gain or loss recognized from the disposition of these projects is reported net of estimated taxes, when applicable. Lastly, beginning in 2002, SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* required us to separately report as discontinued operations the historical operating results attributable to operating properties sold and the applicable gain or loss on the disposition of the properties. The consolidated statements of operations for prior periods are also adjusted to conform with this classification. There is no impact on our previously reported consolidated financial position, net income or cash flows. In all cases, gains and losses are recognized using the full accrual method of accounting. Gains relating to transactions which do not meet the requirements of the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met.

Joint Ventures. We hold interests in both consolidated and unconsolidated joint ventures. Our joint venture investments do not meet the variable interest entity criteria under FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities.* Therefore, we determine consolidation based on standards set forth in EITF 96-16, *Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,* and Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures.* Based on the guidance set forth in these pronouncements, we consolidate certain joint venture investments because we exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. For joint ventures where we do not exercise significant control over major operating and management decisions, but where we exercise significant influence, we use the equity method of accounting and do not consolidate the joint venture for financial reporting purposes.

Real Estate Investment Trust. As a real estate investment trust, we generally will not be subject to corporate level federal income taxes in the U.S. if we meet minimum distribution, income, asset and shareholder tests. However, some of our subsidiaries may be subject to federal and state taxes. In addition, foreign entities may also be subject to the taxes of the host country. An income tax allocation is required to be estimated on our taxable income arising from our taxable REIT subsidiaries and international entities. A deferred tax component could arise based upon the differences in GAAP versus tax income for items such as depreciation and gain recognition. However, we believe deferred tax is an immaterial component of our consolidated balance sheet.

Results of Operations

The analysis below includes changes attributable to same store growth, acquisitions, development activity and divestitures. Same store properties are those that we owned during both the current and prior year reporting periods, excluding development properties prior to being stabilized subsequent to December 31, 2002 (generally defined as properties that are 90% leased or properties for which we have held a certificate of occupancy or where building has been substantially complete for at least 12 months).

As of December 31, 2004, same store industrial properties consisted of properties aggregating approximately 74.5 million square feet. The properties acquired during 2004 consisted of 64 buildings, aggregating approximately 7.6 million square feet. The properties acquired during 2003 consisted of 82 buildings, aggregating approximately 6.5 million square feet. During 2004, property divestitures and contributions consisted of 29 industrial buildings, two retail centers and one office, aggregating approximately 4.4 million square feet. In 2003, property divestitures consisted of 48 industrial buildings and two retail centers, aggregating approximately 5.3 million square feet. Our future financial condition and results of operations, including rental revenues, may be impacted by the acquisition of additional properties and dispositions. Our future revenues and expenses may vary materially from historical results.

For the Years ended December 31, 2004 and 2003
(dollars in millions)

Revenues	2004	2003	$ Change	% Change
Rental revenues				
U.S. industrial:				
Same store	$ 531.8	$ 535.4	$ (3.6)	(0.7%)
2003 acquisitions	47.8	14.6	33.2	227.4%
2004 acquisitions	25.9	—	25.9	—%
Development	7.8	7.8	—	—%
Other industrial	10.3	6.3	4.0	63.5%
International industrial	25.6	6.1	19.5	319.7%
Retail	3.6	3.1	0.5	16.1%
Total rental revenues	652.8	573.3	79.5	13.9%
Private capital income	12.9	13.3	(0.4)	(3.0%)
Total revenues	$ 665.7	$ 586.6	$ 79.1	13.5%

The decrease in U.S. industrial same store rental revenues was primarily driven by decreased rental rates in various markets. Across the portfolio, these and other factors accounted for approximately $6.9 million of the change from the prior year. This decrease was partially offset by a decrease in allowances for doubtful accounts of approximately $3.3 million. Industrial same store occupancy was 95.3% at December 31, 2004, and 93.0% at December 31, 2003. For the year ended December 31, 2004, rents in the same store portfolio decreased 14.7% on industrial renewals and rollovers (cash basis) on 16.2 million square feet leased due to decreases in market rates. The properties acquired during 2003 consisted of 82 buildings, aggregating approximately 6.5 million square feet. The properties acquired during 2004 consisted of 64 buildings, aggregating approximately 7.6 million square feet. Other industrial revenues include rental revenues from divested properties that have been contributed to an unconsolidated joint venture, and accordingly are not classified as discontinued operations in our consolidated financial statements, and development projects that have reached certain levels of operation and are not yet part of the same store operating pool of properties. In 2003 and 2004, we continued to acquire properties in France, Germany, Japan, Mexico and the Netherlands, resulting in increased international industrial revenues. The decrease in private capital income was due to greater incentive fees earned in the prior year.

Costs and Expenses	2004	2003	$ Change	% Change
Property operating costs:				
Rental expenses	$ 94.7	$ 84.7	$ 10.0	11.8%
Real estate taxes	73.8	67.3	6.5	9.7%
Total property operating costs	$ 168.5	$ 152.0	$ 16.5	10.9%
Property operating costs				
U.S. *industrial:*				
Same store	$ 141.1	$ 141.4	$ (0.3)	(0.2%)
2003 acquisitions	11.0	3.6	7.4	205.6%
2004 acquisitions	6.9	—	6.9	—%
Development	1.5	3.6	(2.1)	(58.3%)
Other industrial	1.8	1.8	—	—%
International industrial	4.9	0.4	4.5	1,125.0%
Retail	1.3	1.2	0.1	8.3%
Total property operating costs	168.5	152.0	16.5	10.9%
Depreciation and amortization	160.0	132.2	27.8	21.0%
Impairment losses	—	5.3	(5.3)	(100.0%)
General and administrative	59.0	46.4	12.6	27.2%
Fund costs	1.7	0.8	0.9	112.5%
Total costs and expenses	$ 389.2	$ 336.7	$ 52.5	15.6%

Same store properties' operating expenses showed a decrease of $0.3 million from the prior year due to decreased non-reimbursable expenses. The 2003 acquisitions consisted of 82 buildings, aggregating approximately 6.5 million square feet. The 2004 acquisitions consisted of 64 buildings, aggregating approximately 7.6 million square feet. Other industrial expenses include expenses from divested properties that have been contributed to an unconsolidated joint venture, and accordingly are not classified as discontinued operations in our consolidated financial statements, and development properties that have reached certain levels of operation and are not yet part of the same store operating pool of properties. In 2003 and 2004, we continued to acquire properties in France, Germany, Japan, Mexico and the Netherlands, resulting in increased international industrial property operating costs. The increase in depreciation and amortization expense was due to the increase in our net investment in real estate. The 2003 impairment loss was on investments in real estate and leasehold interests. The increase in general and administrative expenses was primarily due to increased stock-based compensation expense of $2.3 million and additional staffing and expenses for new initiatives, including our international and development expansions. Fund costs represent general and administrative costs paid to third parties associated with our co-investment joint ventures. The increase in fund costs was due to additional formation of co-investment joint ventures in 2004.

Other Income and (Expenses)	2004	2003	$ Change	% Change
Equity in earnings of unconsolidated joint ventures, net	$ 3.8	$ 5.5	$ (1.7)	(30.9%)
Interest and other income	4.0	4.0	—	—%
Gains from dispositions of real estate interests	5.2	7.4	(2.2)	(29.7%)
Development profits, net of taxes	8.5	14.4	(5.9)	(41.0%)
Interest expense, including amortization	(157.9)	(146.2)	11.7	8.0%
Total other income and (expenses), net	$ (136.4)	$ (114.9)	$ 21.5	18.7%

The $1.7 million decrease in equity in earnings of unconsolidated joint ventures was primarily due to decreased occupancy at a property held by one of our joint ventures and increased non-reimbursable expenses. This decrease was offset by the receipt of a lease termination fee at the above-mentioned property in Chicago in the first quarter of 2004. The gains from dispositions of real estate (not classified as discontinued operations) in 2004, resulted from our contribution of $71.5 million in operating properties to our newly formed unconsolidated co-investment joint venture, AMB-SGP Mexico, LLC. The gains from disposition of real estate (not classified as discontinued operations) in 2003, resulted from our contribution of $94.0 million in operating properties to our unconsolidated co-investment joint venture, Industrial Fund I, LLC. The decrease in development profits, net of taxes, resulted from delayed gains on development sales. The increase in interest expense, including amortization, was due to the issuance of additional unsecured debt under our 2002 medium-term note program, increased borrowings on the unsecured credit facilities, and additional secured debt borrowings in our co-investment joint ventures.

Discontinued Operations	2004	2003	$ Change	% Change
Income attributable to discontinued operations, net of minority interests	$ 5.6	$ 18.9	$ (13.3)	(70.4%)
Gains from dispositions of real estate, net of minority interests	42.0	42.9	(0.9)	(2.1%)
Total discontinued operations	$ 47.6	$ 61.8	$ (14.2)	(23.0%)

During 2004, we divested ourselves of 21 industrial buildings, two retail centers and one office building, aggregating approximately 3.1 million square feet, for an aggregate price of $200.3 million, with a resulting net gain of $42.0 million. During 2003, we divested ourselves of 24 industrial buildings and two retail centers, aggregating approximately 2.8 million square feet, for an aggregate price of $272.3 million, with a resulting net gain of $42.9 million. The decrease in income attributable to discontinued operations reflects the fact that properties were held for only a partial period in 2004 versus an entire year in 2003.

Preferred Stock	2004	2003	$ Change	% Change
Preferred stock dividends	$ (7.1)	$ (7.0)	$ 0.1	1.4%
Preferred stock and unit (issuance costs or premium)	—	(5.4)	(5.4)	(100.0%)
Total preferred stock	$ (7.1)	$ (12.4)	$ (5.3)	(42.7%)

In July 2003, we redeemed all 3,995,800 outstanding shares of our 8.5% Series A Cumulative Redeemable Preferred Stock and recognized a reduction of income available to common stockholders of $3.7 million for the original issuance costs. In addition, on November 26, 2003, the operating partnership redeemed all 1,300,000 of its outstanding 8⅝% Series B Cumulative Redeemable Preferred Partnership Units and we recognized a reduction of income available to common stockholders of $1.7 million for the original issuance costs. In June and November 2003, we issued 2,000,000 shares of 6.5% Series L Cumulative Redeemable Preferred Stock and 2,300,000 shares of 6.75% Series M Cumulative Redeemable Preferred Stock, respectively. The timing of the newly issued shares contributed to the increase in preferred stock dividends.

For the Years ended December 31, 2003 and 2002
(dollars in millions)

Revenues	2003	2002	$ Change	% Change
Rental revenues				
U.S. industrial:				
Same store	$ 535.4	$ 529.2	$ 6.2	1.2%
2003 acquisitions	14.6	—	14.6	—%
Development	7.8	3.9	3.9	100.0%
Other industrial	6.3	13.1	(6.8)	(51.9%)
International industrial	6.1	0.7	5.4	771.4%
Retail	3.1	5.1	(2.0)	(39.2%)
Total rental revenues	573.3	552.0	21.3	3.9%
Private capital income	13.3	11.2	2.1	18.8%
Total revenues	$ 586.6	$ 563.2	$ 23.4	4.2%

The increase in U.S. industrial same store revenues were primarily driven by increased rental revenues in our on-tarmac and Los Angeles markets. These increases were partially offset by decreased rental income in our San Francisco Bay Area market and an increase in our allowances for doubtful accounts of $4.0 million across the portfolio. The properties acquired during 2003 consisted of 82 buildings, aggregating approximately 6.5 million square feet. The development revenue increase reflects the timing of the stabilization of properties in the development pipeline. Other industrial revenues include rental revenues from divested properties that have been contributed to an unconsolidated joint venture, and accordingly are not classified as discontinued operations in our consolidated financial statements, and development projects that have reached certain levels of operation and are not yet part of the same store operating pool of properties. In 2003, we acquired properties in Mexico and France, resulting in increased international industrial revenues. The increase in private capital income was primarily due to incentive distributions earned from AMB Partners II, L.P.

Costs and Expenses	2003	2002	$ Change	% Change
Property operating costs:				
Rental expenses	$ 84.7	$ 72.6	$ 12.1	16.7%
Real estate taxes	67.3	63.9	3.4	5.3%
Total property operating costs	$ 152.0	$ 136.5	$ 15.5	11.4%
Property operating costs				
U.S. industrial:				
Same store	$ 141.4	$ 127.5	$ 13.9	10.9%
2003 acquisitions	3.6	—	3.6	—%
Development	3.6	3.2	0.4	12.5%
Other industrial	1.8	4.2	(2.4)	(57.1%)
International industrial	0.4	—	0.4	—%
Retail	1.2	1.6	(0.4)	(25.0%)
Total property operating costs	152.0	136.5	15.5	11.4%
Depreciation and amortization	132.2	121.1	11.1	9.2%
Impairment losses	5.3	2.9	2.4	82.8%
General and administrative	46.4	45.1	1.3	2.9%
Fund costs	0.8	1.0	(0.2)	(20.0%)
Total costs and expenses	$ 336.7	$ 306.6	$ 30.1	9.8%

The $13.9 million increase in same store properties' operating expenses was primarily due to increases in common area maintenance expenses of $12.0 million and real estate taxes of $2.9 million, partially offset by a decrease in insurance expenses of $1.0 million. The 2003 acquisitions consist of 82 buildings, aggregating approximately 6.5 million square feet. Other industrial expenses include expenses from divested properties that have been contributed to an unconsolidated joint venture, and accordingly are not classified as discontinued operations in our consolidated financial statements, and development properties that have reached certain levels of operation and are not yet part of the same store operating pool of properties. The increase in depreciation and amortization expense was due to the increase in our net investment in real estate, partially offset by a reduction of $2.1 million for the recovery, through the settlement of a lawsuit, of capital expenditures paid in prior years. The

2003 impairment loss was on investments in real estate and leasehold interests. The 2002 impairment included losses for lease cost write-offs of $1.7 million and an impairment on a portion of our planned property contributions of $1.2 million. The increase in general and administrative expenses was primarily due to increased stock-based compensation expense of $2.8 million, partially offset by decreased personnel costs and taxes. Fund costs represent general and administrative costs paid to third parties associated with our co-investment joint ventures.

Other Income and (Expenses)	2003	2002	$ Change	% Change
Equity in earnings of unconsolidated joint ventures, net	$ 5.5	$ 5.7	$ (0.2)	(3.5%)
Interest and other income	4.0	9.4	(5.4)	(57.4%)
Gains from dispositions of real estate interests	7.4	8.8	(1.4)	(15.9%)
Development profits, net of taxes	14.4	1.2	13.2	1,100.0%
Interest expense, including amortization	(146.2)	(142.9)	3.3	2.3%
Total other income and (expenses), net	$ (114.9)	$ (117.8)	$ (2.9)	(2.5%)

The decrease in interest and other income was primarily due to the repayment in full of a $74.0 million 9.5% mortgage note receivable in July 2002. Gains from dispositions of real estate (not classified as discontinued operations) in 2003 resulted from our contribution of $94.0 million in operating properties to our unconsolidated co-investment joint venture, Industrial Fund I, LLC, in February 2003. We recognized a gain of $7.4 million on the contribution, representing the portion of our interest in the contributed properties acquired by the third-party investors for cash. During 2002, we sold two industrial buildings and one retail center, aggregating approximately 0.8 million square feet, for an aggregate price of $50.6 million, with a resulting loss of $0.8 million. In June 2002, we also contributed $76.9 million in operating properties to our consolidated co-investment joint venture, AMB-SGP, L.P. We recognized a gain of $3.3 million, representing the sale of our interests in the properties acquired by the third-party investors for cash. In November 2002, our joint venture partner in AMB Partners II, L.P. increased its ownership from 50% to 80% by acquiring 30% of the operating partnership's interest in AMB Partners II, L.P. We recognized a gain of $6.3 million on the sale of the operating partnership's 30% interest. The increase in development profits, net of taxes, resulted from an increased sales volume of $57.8 million in 2003.

Discontinued Operations	2003	2002	$ Change	% Change
Income attributable to discontinued operations, net of minority interests	$ 18.9	$ 28.4	$ (9.5)	(33.5%)
Gains from dispositions of real estate, net of minority interests	42.9	10.6	32.3	304.7%
Total discontinued operations	$ 61.8	$ 39.0	$ 22.8	58.5%

During 2003, we divested ourselves of 24 industrial buildings and two retail centers, aggregating approximately 2.8 million square feet, for an aggregate price of $272.3 million, with a resulting net gain of $42.9 million. During 2002, we divested ourselves of 56 industrial buildings, one retail center and an undeveloped land parcel, aggregating approximately 4.9 million square feet, for an aggregate price of $193.4 million, with a resulting net gain of $10.6 million.

Preferred Stock	2003	2002	$ Change	% Change
Preferred stock dividends	$ (7.0)	$ (8.5)	$ (1.5)	(17.6%)
Preferred stock and unit redemption discount/ (issuance costs or premium)	(5.4)	0.4	5.8	1,450.0%
Total preferred stock	$ (12.4)	$ (8.1)	$ 4.3	53.1%

In July 2003, we redeemed all 3,995,800 outstanding shares of our 8.5% Series A Cumulative Redeemable Preferred Stock and recognized a reduction of income available to common stockholders of $3.7 million for the original issuance costs. In addition, on November 26, 2003, the operating partnership redeemed all 1,300,000 of its outstanding 8⅝% Series B Cumulative Redeemable Preferred Partnership Units and we recognized a reduction of income available to common stockholders of $1.7 million for the original issuance costs.

Liquidity and Capital Resources

Balance Sheet Strategy. In general, we use unsecured lines of credit, unsecured notes, preferred stock and common equity (issued by us and/or the operating partnership and its subsidiaries) to capitalize our 100%-owned assets. Over time, we plan to retire non-recourse, secured debt encumbering our 100%-owned assets and replace that debt with unsecured notes. In managing our co-investment joint ventures, in general, we use non-recourse, secured debt to capitalize our co-investment joint ventures.

We currently expect that our principal sources of working capital and funding for acquisitions, development, expansion and renovation of properties will include:

- retained earnings and cash flow from operations;
- borrowings under our unsecured credit facilities;
- other forms of secured or unsecured financing;
- proceeds from equity or debt offerings by us or the operating partnership (including issuances of limited partnership units in the operating partnership or its subsidiaries);
- net proceeds from divestitures of properties;
- private capital from co-investment partners; and
- contribution of properties and completed development projects to our co-investment joint ventures.

We currently expect that our principal funding requirements will include:

- working capital;
- development, expansion and renovation of properties;
- acquisitions, including our global expansion;
- debt service; and
- dividends and distributions on outstanding common and preferred stock and limited partnership units.

We believe that our sources of working capital, specifically our cash flow from operations, borrowings available under our unsecured credit facilities and our ability to access private and public debt and equity capital, are adequate for us to meet our liquidity requirements for the foreseeable future. The unavailability of capital could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock.

Capital Resources

Property Contributions. In December 2004, we contributed $71.5 million in operating properties, consisting of eight industrial buildings, aggregating approximately 1.3 million square feet, to our newly formed unconsolidated joint venture, AMB-SGP Mexico, LLC, with Industrial (Mexico) JV Pte Ltd, a real estate investment subsidiary of the Government of Singapore Investment Corporation, and recognized a gain of $7.2 million representing the partial sale of our interest in the contributed properties acquired by the third-party co-investor for cash.

Property Divestitures. During 2004, we divested ourselves of 21 industrial buildings, two retail centers and one office building, aggregating approximately 3.1 million square feet, for an aggregate price of $200.3 million, with a resulting net gain of $42.0 million.

Development Sales and Contributions. During 2004, we sold seven land parcels and six development projects as part of our development-for-sale program, aggregating approximately 0.3 million square feet for an aggregate price of $40.4 million, resulting in an after-tax gain of $6.5 million. During 2004, we also contributed one completed development project into a newly formed unconsolidated joint venture, AMB-SGP Mexico, LLC, and recognized an after-tax gain of $2.0 million representing the partial sale of our interest in the contributed property acquired by the third-party co-investor for cash.

Properties Held for Divestiture. As of December 31, 2004, we held for divestiture 25 industrial buildings and one undeveloped land parcel, which are not in our core markets, do not meet our current strategic objectives or which we have included as part of our development-for-sale program. The divestitures of these properties are subject to negotiation of acceptable terms and other customary conditions. As of December 31, 2004, the net carrying value of the properties held for divestiture was $87.3 million. Expected net sales proceeds exceed the net carrying value of the properties.

Co-investment Joint Ventures. Through the operating partnership, we enter into co-investment joint ventures with institutional investors. These co-investment joint ventures are managed by our private capital group and provide us with an additional source of capital to fund acquisitions, development projects and renovation projects, as well as private capital income. We generally consolidate these joint ventures for financial reporting purposes because they are not variable interest entities and because we are the sole managing general partner and control all major operating decisions. However in certain cases, our co-investment joint ventures are unconsolidated.

During 2004, we formed AMB Institutional Alliance Fund III, L.P. with $136.5 million of equity from co-investment partners to invest in properties in the United States. During 2004, we contributed $71.5 million in operating properties, consisting of eight industrial buildings, aggregating approximately 1.3 million square feet, to our newly formed unconsolidated co-investment joint venture, AMB-SGP Mexico, LLC.

Third-party equity interests in the joint ventures are reflected as minority interests in the consolidated financial statements. As of December 31, 2004, we owned approximately 40.8 million square feet of our properties (36.8% of the total operating and development portfolio) through our consolidated co-investment joint ventures and 4.6 million square feet of our properties through our other consolidated joint ventures. We may make additional investments through these joint ventures or new joint ventures in the future and presently plan to do so.

Our co-investment joint ventures at December 31, 2004 (dollars in thousands):

Consolidated co-investment Joint Venture	Joint Venture Partner	Our Approximate Ownership Percentage	Original Planned Capitalization[1]
AMB/Erie, L.P.	Erie Insurance Company and affiliates	50%	$ 200,000
AMB Institutional Alliance Fund I, L.P.	AMB Institutional Alliance REIT I, Inc.[2]	21%	$ 420,000
AMB Partners II, L.P.	City and County of San Francisco Employees' Retirement System	20%	$ 500,000
AMB-SGP, L.P.	Industrial JV Pte Ltd[3]	50%	$ 425,000
AMB Institutional Alliance Fund II, L.P.	AMB Institutional Alliance REIT II, Inc.[4]	20%	$ 489,000
AMB-AMS, L.P.[5]	PMT, SPW and TNO[6]	39%	$ 200,000
AMB Institutional Alliance Fund III, L.P.[7]	AMB Institutional Alliance REIT III, Inc	20%	N/A

(1) Planned capitalization includes anticipated debt and both partners' expected equity contributions. (2) Comprised of 16 institutional investors as stockholders as of December 31, 2004. (3) A subsidiary of the real estate investment subsidiary of the Government of Singapore Investment Corporation. (4) Comprised of 13 institutional investors as stockholders as of December 31, 2004. (5) AMB-AMS, L.P. is a co-investment partnership with three Dutch pension funds advised by Mn Services NV. (6) PMT is Stichting Pensioenfonds Metaal en Techniek, SPW is Stichting Pensioenfonds voor de Woningcorporaties and TNO is Stichting Pensioenfonds TNO. (7) AMB Institutional Alliance Fund III, L.P. is an open-ended co-investment partnership formed in 2004 with institutional investors, which invest through a private real estate investment trust.

Unconsolidated co-investment Joint Venture	Joint Venture Partner	Our Approximate Ownership Percentage	Original Planned Capitalization[1]
AMB-SGP Mexico, LLC	Industrial (Mexico) JV Pte Ltd[2]	20%	$ 715,000

(1) Planned capitalization includes anticipated debt and both partners' expected equity contributions. (2) A real estate investment subsidiary of the Government of Singapore Investment Corporation.

Common and Preferred Equity. We have authorized for issuance 100,000,000 shares of preferred stock, of which the following series were designated as of December 31, 2004: 1,595,337 shares of series D cumulative redeemable preferred stock; 220,440 shares of series E cumulative redeemable preferred stock; 267,439 shares of series F cumulative redeemable preferred stock; 840,000 shares of series H cumulative redeemable preferred stock; 510,000 shares of series I cumulative redeemable preferred stock; 800,000 shares of series J cumulative redeemable preferred stock; 800,000 shares of series K cumulative redeemable preferred stock; 2,300,000 shares of series L cumulative redeemable preferred stock; and 2,300,000 shares of series M cumulative redeemable preferred stock.

On June 23, 2003, we issued and sold 2,000,000 shares of 6.5% Series L Cumulative Redeemable Preferred Stock at a price of $25.00 per share. Dividends are cumulative from the date of issuance and payable quarterly in arrears at a rate per share equal to $1.625 per annum. The series L preferred stock is redeemable by us on or after June 23, 2008, subject to certain conditions, for cash at a redemption price equal to $25.00 per share, plus accumulated and unpaid dividends thereon, if any, to the redemption date. We contributed the net proceeds of approximately $48.0 million to the operating partnership, and in exchange, the operating partnership issued to us 2,000,000 6.5% Series L Cumulative Redeemable Preferred Units. The operating partnership used the proceeds, in addition to proceeds previously contributed to the operating partnership from other equity issuances, to redeem all 3,995,800 of its 8.5% Series A Cumulative Redeemable Preferred Units from us on July 28, 2003. We, in turn, used those proceeds to redeem all 3,995,800 of our 8.5% Series A Cumulative Redeemable Preferred Stock for $100.2 million, including all accumulated and unpaid dividends thereon, to the redemption date.

On July 14, 2003, AMB Property II, L.P. repurchased, from an unrelated third party, 66,300 of its series F preferred units for $3.3 million, including accrued and unpaid dividends.

On November 25, 2003, we issued and sold 2,300,000 shares of 6.75% Series M Cumulative Redeemable Preferred Stock at $25.00 per share. Dividends are cumulative from the date of issuance and payable quarterly in arrears at a rate per share equal to $1.6875 per annum. The series M preferred stock is redeemable by us on or after November 25, 2008, subject to certain conditions, for cash at a redemption price equal to $25.00 per share, plus accumulated and unpaid dividends thereon, if any, to the redemption date. We contributed the net proceeds of $55.4 million to the operating partnership, and in exchange, the operating partnership issued to us 2,300,000 6.75% Series M Cumulative Redeemable Preferred Units.

On November 26, 2003, the operating partnership redeemed all 1,300,000 of its outstanding 8⅝% Series B Cumulative Redeemable Preferred Partnership Units, for an aggregate redemption price of $65.6 million, including accrued and unpaid dividends.

On September 24, 2004, AMB Property II, L.P., a partnership in which Texas AMB I, LLC, a Delaware limited liability company and our indirect subsidiary, owns an approximate 1.0% general partnership interest and the operating partnership owns an approximate 99% common limited partnership interest, issued 729,582 5.0% Series N Cumulative Redeemable Preferred Limited Partnership Units at a price of $50.00 per unit. The series N preferred units were issued to Robert Pattillo Properties, Inc. in exchange for the contribution of certain parcels of land that are located in multiple markets to AMB Property II, L.P. Beginning September 25, 2006 and until and including September 25, 2009, the series N preferred units may be redeemed by AMB Property II, L.P. at a redemption price equal to 99.5% of the original $50.00 per unit capital contribution, plus all accrued and unpaid distributions to the date of redemption, which shall be paid solely out of capital contributed to AMB Property II, L.P. by Texas AMB I, LLC or the operating partnership (other than with respect to the accumulated but unpaid distributions). Pursuant to a Put Agreement, dated September 24, 2004, by and between Robert Pattillo Properties, Inc. and the operating partnership, beginning on June 1, 2005 and until January 15, 2006, the holders of the series N preferred units will have the right to sell all, but not less than all, of such units to the operating partnership (or to certain designees) at a price equal to $50.00 per unit, plus all accrued and unpaid distributions to the date of such sale.

As of December 31, 2004, $90.8 million in preferred units with a rate of 7.75%, issued by the operating partnership, were callable under the terms of the partnership agreement.

In December 2003, our board of directors approved a new two-year common stock repurchase program for the repurchase of up to $200.0 million of our common stock. We did not repurchase or retire any shares of our common stock during the year ended December 31, 2004.

In December 2001, our board of directors approved a stock repurchase program for the repurchase of up to $100.0 million worth of our common and preferred stock. In December 2002, our board of directors increased the 2001 repurchase program to $200.0 million. The 2001 stock repurchase program expired in December 2003. During 2002, we repurchased 2,651,600 shares of our common stock for $69.4 million, including commissions. In July 2002, we also repurchased 4,200 shares of our series A preferred stock for an aggregate cost of $0.1 million, including accrued and unpaid dividends.

During 2003, the operating partnership redeemed 226,145 of its common limited partnership units for cash and 2,000 of its common limited partnership units for shares of our common stock. During 2002, the operating partnership redeemed 122,640 of its common limited partnership units for shares of our common stock.

In November 2003, AMB Property II, L.P., one of our subsidiaries, also issued 145,548 of its class B common limited partnership units in connection with a property acquisition.

Debt. In order to maintain financial flexibility and facilitate the deployment of capital through market cycles, we presently intend to operate with an our share of total debt-to-our share of total market capitalization ratio of approximately 45% or less. As of December 31, 2004, our share of total debt-to-our share of total market capitalization ratio was 37.8%. Our definition of "our share of total market capitalization" is our share of total debt plus preferred equity liquidation preferences plus market equity. See footnote 1 to the Capitalization Ratio table contained in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources" for our definition of "market equity" and footnote 2 to such table for our definition of "our share of total debt." However, we typically finance our co-investment joint ventures with secured debt at a loan-to-value ratio of 50-65% per our joint venture partnership agreements. Additionally, we currently intend to manage our capitalization in order to maintain an investment grade rating on our senior unsecured debt. Regardless of these policies, however, our organizational documents do not limit the amount of indebtedness that we may incur. Accordingly, our management could alter or eliminate these policies without stockholder approval or circumstances could arise that could render us unable to comply with these policies.

As of December 31, 2004, the aggregate principal amount of our secured debt was $1.9 billion, excluding unamortized debt premiums of $10.8 million. Of the $1.9 billion of secured debt, $1.4 billion is secured by properties in our joint ventures. The secured debt is generally non-recourse and bears interest at rates varying from 0.7% to 10.4% per annum (with a weighted average rate of 6.3%) and has final maturity dates ranging from April 2005 to November 2022. As of December 31, 2004, $1.8 billion of the secured debt obligations bears interest at fixed rates with a weighted average interest rate of 6.5% while the remaining $96.6 million bears interest at variable rates (with a weighted average interest rate of 2.5%).

As of December 31, 2004, the operating partnership had issued an aggregate of $1.0 billion in unsecured senior debt securities, which bore a weighted average interest rate of 6.6% and had an average term of 4.6 years. These unsecured senior debt securities include $400.0 million in notes, issued in June 1998, $400.0 million of medium-term notes, which were issued under the operating partnership's 2000 medium-term note program, and $225.0 million of medium-term notes, which were issued under the operating partnership's 2002 medium-term note program. As of December 31, 2004, the operating partnership's 2002 medium-term note program has a remaining capacity of $175.0 million. The operating partnership intends to continue to issue medium-term notes, guaranteed by us, under the 2002 program from time to time and as market conditions permit.

In August 2000, the operating partnership commenced a medium-term note program and subsequently issued $400.0 million of medium-term notes with a weighted average interest rate of 7.3%. These notes mature between December 2005 and September 2011 and are guaranteed by us.

In May 2002, the operating partnership commenced a new medium-term note program for the issuance of up to $400.0 million in principal amount of medium-term notes, which will be guaranteed by us. On November 10, 2003, the operating partnership issued $75.0 million aggregate principal amount of senior unsecured notes to Teachers Insurance and Annuity Association of America under the 2002 medium-term note program. We guaranteed the principal amount and interest on the notes, which mature on November 1, 2013, and bear interest at 5.53% per annum. Teachers has agreed that until November 10, 2005, the operating partnership can require Teachers to return the notes to it for cancellation for an obligation of equal dollar amount under a first mortgage loan to be secured by properties determined by the operating partnership, except that in the event the ratings on operating partnership's senior unsecured debt are downgraded by two ratings agencies to BBB-, the operating partnership will only have ten days after the last of these downgrades to exercise this right. During the period when the operating partnership can exercise its cancellation right and until any mortgage loans close, Teachers has agreed not to sell, contract to sell, pledge, transfer or otherwise dispose of, any portion of the notes. On December 9, 2004, we returned $21.1 million of these senior unsecured notes for cancellation and Teachers issued a first mortgage loan in this principal amount that is secured by certain properties in one of our joint ventures.

In June 1998, the operating partnership issued $400.0 million of unsecured senior debt securities. Interest on the unsecured senior debt securities is payable semi-annually. The 2015 notes are putable and callable in September 2005.

We guarantee the operating partnership's obligations with respect to its senior debt securities. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, then our cash flow may be insufficient to pay dividends to our stockholders in all years and to repay debt upon maturity. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. This increased interest expense would adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock.

Credit Facilities. On June 1, 2004, the operating partnership completed the early renewal of its senior unsecured revolving line of credit in the amount of $500.0 million. We remain a guarantor of the operating partnership's obligations under the credit facility. The three-year credit facility includes a multi-currency component under which up to $250.0 million can be drawn in Yen, Euros or British Pounds Sterling. The line, which matures in June 2007 and carries a one-year extension option, can be increased up to $700.0 million upon certain conditions, and replaces the operating partnership's previous $500.0 million credit facility that was to mature in December 2005. The rate on the borrowings is generally LIBOR plus a margin, based on the operating partnership's long-term debt rating, which is currently 60 basis points with an annual facility fee of 20 basis points, based on the current credit rating of the operating partnership's long-term debt. The operating partnership uses its unsecured credit facility principally for acquisitions, funding development activity and general working capital requirements. The total amount available under the credit facility fluctuates based upon the borrowing base, as defined in the agreement governing the credit facility, which is generally based upon the value of our unencumbered properties. As of December 31, 2004, the outstanding balance on the credit facility was $235.1 million and the remaining amount available was $251.0 million, net of outstanding letters of credit of $13.9 million (excluding the additional $200.0 million of potential additional capacity). The outstanding balance included borrowings denominated in Euros and Yen, which, using the exchange rate in effect on December 31, 2004, would equal approximately $114.6 million and $92.5 million in U.S. dollars, respectively. As of December 31, 2004, we had an additional outstanding balance of $27.8 million on other credit facilities.

On June 29, 2004, AMB Japan Finance Y.K., a subsidiary of the operating partnership, entered into an unsecured revolving credit agreement providing for loans or letters of credit in a maximum principal amount outstanding at any time of up to 24 billion Yen, which, using the exchange rate in effect on December 31, 2004, equaled approximately $233.8 million U.S. dollars. We, along with the operating partnership, guarantee the obligations of AMB Japan Finance Y.K. under the revolving credit facility, as well as the obligations of any other entity in which the operating partnership directly or indirectly owns an ownership interest, and which is selected from time to time to be a borrower under and pursuant to the revolving credit agreement. The borrowers intend to use the proceeds from the facility to fund the acquisition and development of properties and for other real estate purposes in Japan. Generally, borrowers under the revolving credit facility have the option to secure all or a portion of the borrowings under the revolving credit facility with certain real estate assets or equity in entities holding such real estate assets. The revolving credit facility matures in June 2007 and has a one-year extension option, which is subject to the satisfaction of certain conditions and the payment of an extension fee equal to 0.25% of the outstanding commitments under the facility at that time. The rate on the borrowings is generally TIBOR plus a margin, which is based on the current credit rating of the operating partnership's long-term debt and is currently 60 basis points. In addition, there is an annual facility fee, payable in quarterly amounts, which is based on the credit rating of the operating partnership's long-term debt, and is currently 20 basis points of the outstanding commitments under the facility. As of December 31, 2004, the outstanding balance on this credit facility, using the exchange rate in effect on December 31, 2004, was $88.8 million in U.S. dollars.

On November 24, 2004, AMB Tokai TMK, a Japanese subsidiary of the operating partnership, entered into a secured multi-advance project financing, providing for loans in a maximum principal amount outstanding at any time of up to 20 billion Yen, which, using the exchange rate in effect on December 31, 2004, would equal approximately $194.9 million U.S. dollars. The financing agreement is among AMB Tokai TMK, us, the operating partnership, Sumitomo Mitsui Banking Corporation and a syndicate of banks. We, along with the operating partnership, jointly and severally guarantee AMB Tokai TMK's obligations under the financing agreement, pursuant to a guaranty of payment executed in connection with the project financing. The financing is secured by a mortgage on certain real property located in Tokai, Tokyo, Japan, and matures on October 31, 2006 with a one-year extension option. The rate on the borrowings will generally be TIBOR plus a margin, which is based on the credit rating of the operating partnership's long-term debt and is currently 60 basis points per annum, except that AMB Tokai TMK has purchased from Sumitomo an interest rate swap, which has fixed the interest rate payable on a principal amount equal to 13 billion Yen at 1.32% per annum plus the applicable margin. In addition, there is an annual commitment fee based on unused commitments, payable quarterly, which is based on the credit rating of the operating partnership's long-term debt, and is currently 20 basis points of the amount of unused commitments. The financing agreement contains customary and other affirmative covenants, including financial reporting requirements and maintenance of specified financial ratios, and negative covenants, including limitations on the incurrence of liens and limitations on mergers or consolidations. In addition, Sumitomo, AMB Tokai TMK and the operating partnership signed a commitment letter on November 24, 2004, pursuant to which Sumitomo committed to purchase bonds that may be issued by AMB Tokai TMK in an amount between 10 billion Yen and 15 billion Yen (such amount to be determined by AMB Tokai TMK). The bonds would be secured by the AMB Ohta Distribution Center and would generally accrue interest at a rate of TIBOR plus 1.10% per annum; because the swap purchased by AMB Tokai TMK from Sumitomo is coterminous with the maturity date of the proposed bonds, AMB Tokai TMK will have fixed the interest rate payable on, in general, a principal amount equal to 13 billion Yen at 2.42% per annum. The bonds, if issued, would mature on October 31, 2012. As of December 31, 2004, the outstanding balance on this financing agreement was 14 billion Yen, which, using the exchange rate in effect on December 31, 2004, equaled approximately $136.4 million U.S. dollars.

Mortgages Receivable. Through a wholly-owned subsidiary, we hold a mortgage loan receivable on AMB Pier One, LLC, an unconsolidated joint venture. The note bears interest at 13.0% and matures in May 2026. As of December 31, 2004, the outstanding balance on the note was $12.9 million. We also hold a short-term mortgage on a sold property totaling $0.8 million with an interest rate of 12.0%. The mortgage matures in November 2006.

The tables below summarize our debt maturities and capitalization as of December 31, 2004 (dollars in thousands):

Debt

	Our Secured Debt(4)	Joint Venture Debt(4)	Unsecured Senior Debt Securities	Unsecured Debt	Credit Facilities(1)	Total Debt
2005	$ 43,398	$ 65,802	$ 250,000	$ 647	$ —	$ 359,847
2006	80,641	72,184	75,000	698	27,826	256,349
2007	16,386	70,920	75,000	752	323,873	486,931
2008	42,091	174,431	175,000	810	—	392,332
2009	5,644	119,163	100,000	873	—	225,680
2010	71,471	149,960	75,000	941	—	297,372
2011	80,319	412,055	75,000	1,014	—	568,388
2012	133,781	177,833	—	1,093	—	312,707
2013	1,985	117,346	53,940	920	—	174,191
2014	2,105	3,777	—	616	—	6,498
Thereafter	7,108	33,358	125,000	664	—	166,130
Subtotal	484,929	1,396,829	1,003,940	9,028	351,699	3,246,425
Unamortized premiums	3,510	7,256	—	—	—	10,766
Total consolidated debt	488,439	1,404,085	1,003,940	9,028	351,699	3,257,191
Our share of unconsolidated joint venture debt(2)	—	105,829	—	—	—	105,829
Total debt	488,439	1,509,914	1,003,940	9,028	351,699	3,363,020
Joint venture partners' share of consolidated joint venture debt	—	(967,974)	—	—	—	(967,974)
Our share of total debt(3)	$ 488,439	$ 541,940	$ 1,003,940	$ 9,028	$ 351,699	$ 2,395,046
Weighed average interest rate	5.3%	6.4%	6.6%	7.5%	1.9%	5.8%
Weighed average maturity (in years)	5.4	6.1	4.6	9.8	2.4	5.1

(1) Includes Euro, Yen and Singapore dollar-based borrowings translated to U.S. dollars using the functional exchange rates in effect on December 31, 2004. (2) The weighted average interest and maturity for the unconsolidated joint venture debt were 5.3% and 4.9 years, respectively. (3) Our share of total debt is the pro rata portion of the total debt based on our percentage of equity interest in each of the consolidated ventures holding the debt. We believe that our share of total debt is a meaningful supplemental measure, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. In addition, it allows for a more meaningful comparison of our debt to that of other companies that do not consolidate their joint ventures. Our share of total debt is not intended to reflect our actual liability should there be a default under any or all of such loans or a liquidation of the joint ventures. The above table reconciles our share of total debt to total consolidated debt, a GAAP financial measure. For the calculation of the joint venture partners' share of consolidated joint venture debt used in the above table, please see "Properties Held Through Joint Ventures, Limited Liability Companies and Partnerships—Co-investment Joint Ventures" in our Annual Report on Form 10-K for the year ended December 31, 2004. (4) Our secured debt and joint venture debt include debt related to international assets in the amount of $269.5 million. Of this, $195.2 million is associated with assets located in Asia and the remaining $74.3 million is related to assets located in Europe.

Market Equity

Security	Shares/Units Outstanding	Market Price	Market Value
Common stock	83,248,640	$ 40.39	$ 3,362,413
Common limited partnership units(1)	4,746,104	$ 40.39	191,695
Total	87,994,744		$ 3,554,108

(1) Includes 145,548 class B common limited partnership units issued by AMB Property II, L.P. in November 2003.

Preferred Stock and Units

Security	Dividend Rate	Liquidation Preference	Redemption Date
Series D preferred units	7.75%	$ 79,767	May 2004
Series E preferred units	7.75%	11,022	August 2004
Series F preferred units	7.95%	10,057	March 2005
Series H preferred units	8.13%	42,000	September 2005
Series I preferred units	8.00%	25,500	March 2006
Series J preferred units	7.95%	40,000	September 2006
Series K preferred units	7.95%	40,000	April 2007
Series N preferred units	5.00%	36,479	September 2009
Series L preferred stock	6.50%	50,000	June 2008
Series M preferred stock	6.75%	57,500	November 2008
Weighted average/total	7.29%	$ 392,325	

Capitalization Ratios as of December 31, 2004

Total debt-to-total market capitalization(1)	46.0%
Our share of total debt-to-our share of total market capitalization(1)(2)(3)	37.8%
Total debt plus preferred-to-total market capitalization(1)(3)	51.4%
Our share of total debt plus preferred-to-our share of total market capitalization(1)(2)(3)	44.0%
Our share of total debt-to-our share of total book capitalization(1)(4)	54.0%

(1) Our definition of "total market capitalization" is total debt plus preferred equity liquidation preferences plus market equity. Our definition of "our share of total market capitalization" is our share of total debt plus preferred equity liquidation preferences plus market equity. Our definition of "market equity" is the total number of outstanding shares of our common stock and common limited partnership units multiplied by the closing price per share of our common stock as of December 31, 2004. (2) Our share of total debt is the pro rata portion of the total debt based on our percentage of equity interest in each of the consolidated ventures holding the debt. We believe that our share of total debt is a meaningful supplemental measure, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. In addition, it allows for a more meaningful comparison of our debt to that of other companies that do not consolidate their joint ventures. Our share of total debt is not intended to reflect our actual liability should there be a default under any or all of such loans or a liquidation of the joint ventures. For a reconciliation of our share of total debt to total consolidated debt, a GAAP financial measure, please see the table of debt maturities and capitalization on the preceding page in "—Liquidity and Capital Resources—Capital Resources." (3) Our definition of "preferred" is preferred equity liquidation preferences. (4) Our share of total book capitalization is defined as our share of total debt plus minority interests to preferred unitholders and limited partnership unitholders plus stockholders' equity.

Liquidity

As of December 31, 2004, we had $109.4 million in cash and cash equivalents (of which $69.0 million was held by our consolidated co-investment joint ventures), and $418.3 million of additional available borrowings under our credit facilities. As of December 31, 2004, we had $37.2 million in restricted cash (of which $21.2 million was held by our consolidated co-investment joint ventures).

Our board of directors declared a regular cash dividend for the quarter ended December 31, 2004 of $0.425 per share of common stock, and the operating partnership announced its intention to pay a regular cash distribution for the quarter ended December 31, 2004 of $0.425 per common unit. The dividends and distributions were payable on January 7, 2005 to stockholders and unitholders of record on December 23, 2004. The series L and M preferred stock dividends were payable on January 17, 2005 to stockholders of record on January 6, 2005. The series E, F, J and K preferred unit quarterly distributions were payable on January 17, 2005. The series D, H and I preferred unit quarterly distributions were payable on December 27, 2004. The following table sets forth the dividends and distributions paid or payable per share or unit for the years ended December 31, 2004, 2003 and 2002:

Paying Entity	Security	2004	2003	2002
AMB Property Corporation	Common stock	$ 1.70	$ 1.66	$ 1.64
AMB Property Corporation	Series A preferred stock	n/a	$ 1.15	$ 2.13
AMB Property Corporation	Series L preferred stock	$ 1.63	$ 0.85	n/a
AMB Property Corporation	Series M preferred stock	$ 1.69	$ 0.17	n/a
Operating Partnership	Common limited partnership units	$ 1.70	$ 1.66	$ 1.64
Operating Partnership	Series B preferred units	n/a	$ 3.71	$ 4.31
Operating Partnership	Series J preferred units	$ 3.98	$ 3.98	$ 3.98
Operating Partnership	Series K preferred units	$ 3.98	$ 3.98	$ 2.96
AMB Property II, L.P.	Class B common limited partnership units	$ 1.70	$ 0.22	n/a
AMB Property II, L.P.	Series D preferred units	$ 3.88	$ 3.88	$ 3.88
AMB Property II, L.P.	Series E preferred units	$ 3.88	$ 3.88	$ 3.88
AMB Property II, L.P.	Series F preferred units	$ 3.98	$ 3.98	$ 3.98
AMB Property II, L.P.	Series G preferred units	n/a	n/a	$ 2.14
AMB Property II, L.P.	Series H preferred units	$ 4.06	$ 4.06	$ 4.06
AMB Property II, L.P.	Series I preferred units	$ 4.00	$ 4.00	$ 4.00
AMB Property II, L.P.	Series N preferred units	$ 0.70	n/a	n/a

The anticipated size of our distributions, using only cash from operations, will not allow us to retire all of our debt as it comes due. Therefore, we intend to also repay maturing debt with net proceeds from future debt or equity financings, as well as property divestitures. However, we may not be able to obtain future financings on favorable terms or at all. Our inability to obtain future financings on favorable terms or at all would adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock.

Capital Commitments

Developments. In addition to recurring capital expenditures, which consist of building improvements and leasing costs incurred to renew or re-tenant space, during 2004, we initiated 14 new industrial development projects in the United States and Mexico with a total estimated investment of $235.4 million, aggregating an estimated 3.1 million square feet, four new industrial developments in Japan and Singapore with a total expected investment of $368.8 million, aggregating approximately 2.7 million square feet, and one new industrial development in Europe with a total expected investment of $44.3 million, aggregating approximately 0.3 million square feet. As of December 31, 2004, we had 30 projects in our development pipeline representing a total estimated investment of $828.7 million upon completion, of which four industrial projects with a total of 1.2 million square feet and an aggregate estimated investment of $55.0 million upon completion are held in unconsolidated joint ventures. In addition, we held four development projects available for sale, representing a total estimated investment of $29.2 million upon completion. Of this total, $515.2 million had been funded as of December 31, 2004 and an estimated $342.7 million was required to complete current and planned projects. We expect to fund these expenditures with cash from operations, borrowings under our credit facilities, debt or equity issuances, net proceeds from property divestitures and private capital from co-investment partners, which could have an adverse effect on our cash flow.

Acquisitions. During 2004, we acquired 64 industrial buildings, aggregating approximately 7.6 million square feet for a total expected investment of $695.2 million, of which we acquired 48 industrial buildings aggregating approximately 4.2 million square feet through three of our co-investment joint ventures, for a total expected investment of $261.0 million. We generally fund our acquisitions through private capital contributions, borrowings under our credit facilities, cash, debt issuances and net proceeds from property divestitures.

Lease Commitments. We have entered into operating ground leases on certain land parcels, primarily on-tarmac facilities and office space with remaining lease terms from two to 58 years. These operating lease payments are amortized ratably over the terms of the related leases. Future minimum rental payments required under non-cancelable operating leases in effect as of December 31, 2004 were as follows (dollars in thousands):

2005	$ 10,810
2006	11,320
2007	11,280
2008	11,310
2009	11,169
Thereafter	222,437
Total	$ 278,326

Co-investment Joint Ventures. Through the operating partnership, we enter into co-investment joint ventures with institutional investors. These co-investment joint ventures are managed by our private capital group and provide us with an additional source of capital to fund acquisitions, development projects and renovation projects, as well as private capital income. As of December 31, 2004, we had investments in co-investment joint ventures with a gross book value of $2.6 billion, which are consolidated for financial reporting purposes, and investments in an unconsolidated co-investment joint venture of $9.5 million. As of December 31, 2004, we may make additional capital contributions to current and planned co-investment joint ventures of up to $47.9 million. From time to time, we may raise additional equity commitments for AMB Institutional Alliance Fund III, L.P., an open-ended consolidated co-investment joint venture formed in 2004 with institutional investors, which invest through a private real estate investment trust. Pursuant to the terms of the partnership agreement of this fund, we are obligated to contribute 20% of the total equity commitments to the fund until such time our total equity commitment is greater than $150 million, at which time, our obligation is reduced to 10% of the total equity commitments. We expect to fund these contributions with cash from operations, borrowings under our credit facilities, debt or equity issuances or net proceeds from property divestitures, which could adversely effect our cash flow.

Captive Insurance Company. In December 2001, we formed a wholly-owned captive insurance company, Arcata National Insurance Ltd., which provides insurance coverage for all or a portion of losses below the deductible under our third-party policies. We capitalized Arcata National Insurance Ltd. in accordance with the applicable regulatory requirements. Arcata National Insurance Ltd. established annual premiums based on projections derived from the past loss experience of our properties. Annually, we engage an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to Arcata National Insurance Ltd. may be adjusted based on this estimate. Premiums paid to Arcata National Insurance Ltd. have a retrospective component, so that if expenses, including losses and deductibles, are less than premiums collected, the excess may be returned to the property owners (and, in turn, as appropriate, to the customers) and conversely, subject to certain limitations, if expenses, including losses, are greater than premiums collected, an additional premium will be charged. As with all recoverable expenses, differences between estimated and actual insurance premiums are recognized in the subsequent year. Through this structure, we believe that we have more comprehensive insurance coverage at an overall lower cost than would otherwise be available in the market.

Potential Unknown Liabilities. Unknown liabilities may include the following:

- liabilities for clean-up or remediation of undisclosed environmental conditions;
- claims of customers, vendors or other persons dealing with our predecessors prior to our formation transactions that had not been asserted prior to our formation transactions;
- accrued but unpaid liabilities incurred in the ordinary course of business;
- tax liabilities; and
- claims for indemnification by the officers and directors of our predecessors and others indemnified by these entities.

Overview of Contractual Obligations

The following table summarizes our debt, interest and lease payments due by period as of December 31, 2004 (dollars in thousands):

Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt	$ 359,847	$ 743,280	$ 618,012	$ 1,525,286	$ 3,246,425
Debt interest payments	25,154	30,438	36,117	108,280	199,989
Operating lease commitments	10,810	22,600	22,479	222,437	278,326
Total	$ 395,811	$ 796,318	$ 676,608	$ 1,856,003	$ 3,724,740

Off-Balance Sheet Arrangements

Standby Letters of Credit. As of December 31, 2004, we had provided approximately $33.6 million in letters of credit, of which $13.9 million was provided under the operating partnership's $500.0 million unsecured credit facility. The letters of credit were required to be issued under certain ground lease provisions, bank guarantees and other commitments.

Guarantees. Other than parent guarantees associated with the unsecured debt of the operating partnership, as of December 31, 2004, we had outstanding guarantees in the aggregate amount of $34.7 million in connection with certain acquisitions and lease obligations of which $8.3 million was backed by standby letters of credit. As of December 31, 2004, we guaranteed $4.8 million on outstanding construction loans on two of our unconsolidated joint ventures. Additionally, we provided a take out guarantee after the completion of construction on the aggregate construction loan amount of $30.2 million for another of our unconsolidated joint ventures, of which $20.9 million was outstanding as of December 31, 2004. In connection with this construction loan, our joint venture partner provides an underlying construction loan guarantee up to the completion of construction.

Performance and Surety Bonds. As of December 31, 2004, we had outstanding performance and surety bonds in an aggregate amount of $1.2 million. These bonds were issued in connection with certain of our development projects and were posted to guarantee certain tax obligations and the construction of certain real property improvements and infrastructure, such as grading, sewers and streets. Performance and surety bonds are commonly required by public agencies from real estate developers. Performance and surety bonds are renewable and expire upon the payment of the taxes due or the completion of the improvements and infrastructure.

Promoted Interests and Other Contractual Obligations. Upon the achievement of certain return thresholds and the occurrence of certain events, we may be obligated to make payments to certain of joint venture partners pursuant to the terms and provisions of their contractual agreements with us. From time to time in the normal course of our business, we enter into various contracts with third parties that may obligate us to make payments or perform other obligations upon the occurrence of certain events.

Supplemental Earnings Measures

FFO. We believe that net income, as defined by GAAP, is the most appropriate earnings measure. However, we consider funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), to be a useful supplemental measure of our operating performance. FFO is defined as net income, calculated in accordance with GAAP, less gains (or losses) from dispositions of real estate held for investment purposes and real estate-related depreciation, and adjustments to derive our pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, we do not adjust FFO to eliminate the effects of non-recurring charges. We believe that FFO, as defined by NAREIT, is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. We believe that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. We consider FFO to be a useful measure for reviewing our comparative operating and financial performance because, by excluding gains or losses related to sales of previously depreciated operating real estate assets and real estate depreciation and amortization, FFO can help the investing public compare the operating performance of a company's real estate between periods or as compared to other companies.

While FFO is a relevant and widely used measure of operating performance of real estate investment trusts, it does not represent cash flow from operations or net income as defined by GAAP and should not be considered as an alternative to those measures in evaluating our liquidity or operating performance. FFO also does not consider the costs associated with capital expenditures related to our real estate assets nor is FFO necessarily indicative of cash available to fund our future cash requirements. Further, our computation of FFO may not be comparable to FFO reported by other real estate investment trusts that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

The following table reflects the calculation of FFO reconciled from net income for the years ended December 31 (dollars in thousands):

	2004	2003	2002	2001	2000
Net income	$ 125,471	$ 129,128	$ 121,119	$ 136,200	$ 121,782
Gains from dispositions of real estate	(47,224)	(50,325)	(19,383)	(41,859)	(7,044)
Real estate related depreciation and amortization:					
Total depreciation and amortization	160,026	132,167	121,069	101,455	81,523
Discontinued operations' depreciation	7,324	10,170	15,434	12,088	8,835
Furniture, fixtures and equipment depreciation	(871)	(720)	(712)	(731)	(380)
Ground lease amortization	—	—	(2,301)	(1,232)	(734)
Adjustments to derive FFO from consolidated joint ventures:					
Joint venture partners' minority interests (Net income)	37,817	31,726	27,320	23,731	11,086
Limited partnership unitholders' minority interests (Net income)	3,318	2,890	4,004	5,322	6,676
Limited partnership unitholders' minority interests (Development profits)	435	344	57	764	—
Discontinued operations' minority interests (Net income)	4,573	4,991	5,105	4,666	2,586
FFO attributable to minority interests	(80,192)	(65,603)	(52,051)	(40,144)	(15,055)
Adjustments to derive FFO from unconsolidated joint ventures:					
Our share of net income	(3,781)	(5,445)	(5,674)	(5,467)	(5,212)
Our share of FFO	7,549	9,755	9,291	8,014	7,188
Preferred stock dividends	(7,131)	(6,999)	(8,496)	(8,500)	(8,500)
Preferred stock and unit redemption discount (issuance costs)	—	(5,413)	412	(7,600)	—
Funds from operations	$ 207,314	$ 186,666	$ 215,194	$ 186,707	$ 202,751
Basic FFO per common share and unit	$ 2.39	$ 2.17	$ 2.44	$ 2.09	$ 2.26
Diluted FFO per common share and unit	$ 2.30	$ 2.13	$ 2.40	$ 2.07	$ 2.25
Weighted average common shares and units:					
Basic	86,885,250	85,859,899	88,204,208	89,286,379	89,566,375
Diluted	90,120,250	87,616,365	89,689,310	90,325,801	90,024,511

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer, President and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions involving our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance, and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of our internal control over financial reporting. Based on our evaluation under the framework in "Internal Control—Integrated Framework," our management has concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers LLP, as stated in their report which appears herein.

Respectfully,

Hamid R. Moghadam
Chairman & CEO

W. Blake Baird
President & Director

Michael A. Coke
CFO & Executive Vice President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AMB Property Corporation:

We have completed an integrated audit of AMB Property Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of AMB Property Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,* in 2003.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
February 28, 2005

Consolidated Balance Sheets

As of December 31, (dollars in thousands, except share amounts)	2004	2003
Assets		
Investments in real estate:		
Land	$ 1,509,145	$ 1,403,807
Buildings and improvements	4,305,622	3,888,272
Construction in progress	711,377	199,628
Total investments in properties	6,526,144	5,491,707
Accumulated depreciation and amortization	(615,646)	(485,559)
Net investments in properties	5,910,498	5,006,148
Investments in unconsolidated joint ventures	55,166	52,009
Properties held for divestiture, net	87,340	11,751
Net investments in real estate	6,053,004	5,069,908
Cash and cash equivalents	109,392	127,678
Restricted cash	37,201	28,985
Mortgages receivable	13,738	43,145
Accounts receivable, net of allowance for doubtful accounts of $5,755 and $6,581, respectively	109,028	88,452
Deferred financing costs, net	28,340	18,595
Other assets	36,240	32,796
Total assets	$ 6,386,943	$ 5,409,559
Liabilities and Stockholders' Equity		
Debt:		
Secured debt	$ 1,892,524	$ 1,363,890
Unsecured senior debt securities	1,003,940	925,000
Unsecured debt	9,028	9,628
Unsecured credit facilities	351,699	275,739
Total debt	3,257,191	2,574,257
Security deposits	40,260	33,461
Dividends payable	41,103	39,076
Accounts payable and other liabilities	180,923	114,558
Total liabilities	3,519,477	2,761,352
Commitments and contingencies (Note 14)		
Minority interests:		
Joint venture partners	828,622	658,723
Preferred unitholders	278,378	241,899
Limited partnership unitholders	89,326	90,448
Total minority interests	1,196,326	991,070
Stockholders' equity:		
Series L preferred stock, cumulative, redeemable, $.01 par value, 2,300,000 shares authorized and 2,000,000 issued and outstanding $50,000 liquidation preference	48,017	48,018
Series M preferred stock, cumulative, redeemable, $.01 par value, 2,300,000 shares authorized and 2,300,000 issued and outstanding $57,500 liquidation preference	55,187	55,355
Common stock $.01 par value, 500,000,000 shares authorized, 83,248,640 and 81,792,913 issued and outstanding, respectively	832	818
Additional paid-in capital	1,568,095	1,551,441
Retained earnings	—	—
Accumulated other comprehensive (loss) income	(991)	1,505
Total stockholders' equity	1,671,140	1,657,137
Total liabilities and stockholders' equity	$ 6,386,943	$ 5,409,559

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years ended December 31, (dollars in thousands, except share and per share amounts)	2004	2003	2002
Revenues			
Rental revenues	$ 652,794	$ 573,292	$ 552,038
Private capital income	12,895	13,337	11,193
Total revenues	665,689	586,629	563,231
Costs and Expenses			
Property operating expenses	(94,667)	(84,653)	(72,561)
Real estate taxes	(73,839)	(67,370)	(63,890)
Depreciation and amortization	(160,026)	(132,167)	(121,069)
Impairment losses	—	(5,251)	(2,846)
General and administrative	(58,956)	(46,429)	(45,149)
Fund costs	(1,741)	(825)	(1,051)
Total costs and expenses	(389,229)	(336,695)	(306,566)
Other Income and Expenses			
Equity in earnings of unconsolidated joint ventures, net	3,781	5,445	5,674
Interest and other income	3,958	4,009	9,446
Gains from dispositions of real estate interests	5,219	7,429	8,771
Development profits, net of taxes	8,528	14,441	1,171
Interest expense, including amortization	(157,852)	(146,230)	(142,918)
Total other income and expenses, net	(136,366)	(114,906)	(117,856)
Income before minority interests and discontinued operations	140,094	135,028	138,809
Minority interests' share of income:			
Joint venture partners' share of operating income	(37,817)	(31,726)	(27,320)
Joint venture partners' share of development profits	(958)	(8,442)	(196)
Preferred unitholders	(20,161)	(24,607)	(25,149)
Limited partnership unitholders	(3,318)	(2,890)	(4,004)
Total minority interests' share of income	(62,254)	(67,665)	(56,669)
Income from continuing operations	77,840	67,363	82,140
Discontinued operations:			
Income attributable to discontinued operations, net of minority interests	5,626	18,869	28,367
Gains from dispositions of real estate, net of minority interests	42,005	42,896	10,612
Total discontinued operations	47,631	61,765	38,979
Net income	125,471	129,128	121,119
Preferred stock dividends	(7,131)	(6,999)	(8,496)
Preferred stock and unit redemption discount/(issuance costs or premium)	—	(5,413)	412
Net income available to common stockholders	$ 118,340	$ 116,716	$ 113,035
Basic Income Per Common Share			
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.86	$ 0.68	$ 0.89
Discontinued operations	0.58	0.76	0.47
Net income available to common stockholders	$ 1.44	$ 1.44	$ 1.36
Diluted Income Per Common Share			
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.83	$ 0.66	$ 0.87
Discontinued operations	0.56	0.75	0.46
Net income available to common stockholders	$ 1.39	$ 1.41	$ 1.33
Weighted Average Common Shares Outstanding			
Basic	82,133,627	81,096,062	83,310,885
Diluted	85,368,626	82,852,528	84,795,987

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002 (dollars in thousands, except share amounts)	Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of December 31, 2001	$ 96,100	83,821,829	838	1,627,764	22,687	—	1,747,389
Net income	8,496	—	—	—	113,035	—	
Currency translation adjustment	—	—	—	—	—	31	
Total comprehensive income							121,562
Issuance of restricted stock, net	—	170,604	2	4,706	—	—	4,708
Issuance of stock options, net	—	—	—	2,770	—	—	2,770
Exercise of stock options	—	565,976	6	14,824	—	—	14,830
Conversion of partnership units	—	122,640	1	2,308	—	—	2,309
Retirement of common and preferred stock	(106)	(2,651,600)	(27)	(69,372)	—	—	(69,505)
Stock-based deferred compensation	—	—	—	(7,478)	—	—	(7,478)
Stock-based compensation amortization	—	—	—	5,265	—	—	5,265
Reallocation of partnership interest	—	—	—	(54)	—	—	(54)
Dividends	(8,496)	—	—	(1,499)	(135,722)	—	(145,717)
Balance as of December 31, 2002	95,994	82,029,449	820	1,579,234	—	31	1,676,079
Net income	6,999	—	—	—	116,716	—	
Unrealized gain on securities	—	—	—	—	—	812	
Currency translation adjustment	—	—	—	—	—	662	
Total comprehensive income							125,189
Issuance of preferred stock, net	103,373	—	—	—	—	—	103,373
Issuance of restricted stock, net	—	256,611	3	6,960	—	—	6,963
Issuance of stock options, net	—	—	—	4,510	—	—	4,510
Exercise of stock options	—	317,753	3	6,944	—	—	6,947
Conversion of partnership units	—	2,000	—	58	—	—	58
Retirement of common and preferred stock	(95,994)	(812,900)	(8)	(21,231)	—	—	(117,233)
Stock-based deferred compensation	—	—	—	(11,470)	—	—	(11,470)
Stock-based compensation amortization	—	—	—	8,076	—	—	8,076
Reallocation of partnership interest	—	—	—	(1,102)	—	—	(1,102)
Dividends	(6,999)	—	—	(20,538)	(116,716)	—	(144,253)
Balance as of December 31, 2003	103,373	81,792,913	818	1,551,441	—	1,505	1,657,137
Net income	7,131	—	—	—	118,340	—	
Unrealized loss on securities and derivatives	—	—	—	—	—	(2,058)	
Currency translation adjustment	—	—	—	—	—	(438)	
Total comprehensive income							122,975
Issuance of restricted stock, net	—	204,556	2	7,938	—	—	7,940
Issuance of stock options, net	—	—	—	4,996	—	—	4,996
Exercise of stock options	—	1,233,485	12	27,709	—	—	27,721
Conversion of partnership units	—	17,686	—	618	—	—	618
Forfeiture of restricted stock	—	—	—	(646)	—	—	(646)
Stock-based deferred compensation	—	—	—	(12,936)	—	—	(12,936)
Stock-based compensation amortization	—	—	—	10,444	—	—	10,444
Reallocation of partnership interest	—	—	—	1,038	—	—	1,038
Offering costs	(169)	—	—	—	—	—	(169)
Dividends	(7,131)	—	—	(22,507)	(118,340)	—	(147,978)
Balance as of December 31, 2004	$ 103,204	83,248,640	$ 832	$ 1,568,095	$ —	$ (991)	$ 1,671,140

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years ended December 31, 2004, 2003 and 2002

(dollars in thousands)	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$ 125,471	$ 129,128	$ 121,119
Adjustments to net income:			
Straight-line rents and amortization of lease intangibles	(16,281)	(10,662)	(11,013)
Depreciation and amortization	160,026	132,167	121,069
Impairment losses	—	5,251	2,846
Stock-based compensation amortization	10,444	8,075	5,265
Equity in earnings of unconsolidated joint ventures	(3,781)	(5,445)	(5,674)
Gains from dispositions of real estate interest	(5,219)	(7,429)	(8,771)
Development profits, net of taxes	(8,528)	(14,441)	(1,171)
Debt premiums, discounts and finance cost amortization, net	310	2,049	(58)
Total minority interests' share of net income	62,254	67,665	56,669
Discontinued operations:			
Depreciation and amortization	7,324	10,170	15,434
Joint venture partners' share of net income	4,250	3,891	3,435
Limited partnership unitholders' share of net income	323	1,100	1,670
Gains from dispositions of real estate, net of minority interests	(42,005)	(42,896)	(10,612)
Changes in assets and liabilities:			
Accounts receivable and other assets	(1,154)	(7,771)	43
Accounts payable and other liabilities	944	(6,389)	1,014
Net cash provided by operating activities	294,378	264,463	291,265
Cash Flows From Investing Activities			
Change in restricted cash	(9,749)	1,103	(19,221)
Cash paid for property acquisitions	(415,034)	(470,188)	(358,428)
Additions to land, buildings, development costs, building improvements and lease costs	(581,168)	(283,878)	(207,127)
Net proceeds from divestiture of real estate	213,296	423,996	257,383
Additions to interests in unconsolidated joint ventures	(16,003)	(20,147)	—
Distributions received from unconsolidated joint ventures	50,820	38,196	6,458
Repayment/(issuance) of mortgage receivable	29,407	(30,012)	74,081
Net cash used in investing activities	(728,431)	(340,930)	(246,854)
Cash Flows From Financing Activities			
Issuance of common stock, proceeds from stock option exercises	27,721	6,947	14,830
Repurchase and retirement of common and preferred stock	—	(121,239)	(69,505)
Borrowings on secured debt	420,565	192,750	167,960
Payments on secured debt	(98,178)	(157,310)	(146,118)
Payments on unsecured debt	(600)	—	—
Borrowings on unsecured credit facilities	795,128	603,550	230,000
Payments on unsecured credit facilities	(747,432)	(431,000)	(147,000)
Borrowings on Alliance Fund II credit facility	—	8,000	67,250
Payments on Alliance Fund II credit facility	—	(53,500)	(145,250)
Payment of financing fees	(13,230)	(3,187)	(6,837)
Net proceeds from issuances of senior debt securities	99,067	124,566	19,883
Payments on senior debt securities	(21,060)	—	—
Net proceeds from issuances of preferred stock or units	—	103,373	38,932
Issuance costs on preferred stock or units	(169)	—	—
Repurchase of preferred units	—	(71,883)	(7,927)
Cash transferred to unconsolidated joint venture	(2,897)	—	—
Contributions from co-investment partners	192,956	171,042	146,572
Dividends paid to common and preferred stockholders	(145,951)	(152,239)	(112,085)
Distributions to minority interests, including preferred units	(96,215)	(107,848)	(78,855)
Net cash provided by/(used in) financing activities	409,705	112,022	(28,150)
Net effect of exchange rate changes on cash	6,062	2,791	—
Net (decrease) increase in cash and cash equivalents	(18,286)	38,346	16,261
Cash and cash equivalents at beginning of period	127,678	89,332	73,071
Cash and cash equivalents at end of period	$ 109,392	$ 127,678	$ 89,332
Supplemental Disclosures of Cash Flow Information			
Cash paid for interest, net of capitalized interest	$ 171,298	$ 153,300	$ 165,154
Non-cash transactions:			
Acquisition of properties	$ 695,169	$ 533,864	$ 403,318
Assumption of secured debt	(210,233)	(42,246)	(39,687)
Assumption of other assets and liabilities	(59,970)	(7,073)	2,464
Acquisition capital	(8,097)	(9,870)	(7,667)
Minority interests' contributions, including units issued	(1,835)	(4,487)	—
Net cash paid	$ 415,034	$ 470,188	$ 358,428

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Note 1 / Organization and Formation of the Company

AMB Property Corporation, a Maryland corporation (the "Company"), commenced operations as a fully integrated real estate company effective with the completion of its initial public offering on November 26, 1997. The Company elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986 (the "Code"), commencing with its taxable year ended December 31, 1997, and believes its current organization and method of operation will enable it to maintain its status as a REIT. The Company, through its controlling interest in its subsidiary, AMB Property, L.P., a Delaware limited partnership (the "Operating Partnership"), is engaged in the acquisition, development and operation of primarily industrial properties in key distribution markets throughout North America, Europe and Asia. Unless the context otherwise requires, the "Company" means AMB Property Corporation, the Operating Partnership and their other controlled subsidiaries.

As of December 31, 2004, the Company owned an approximate 94.6% general partnership interest in the Operating Partnership, excluding preferred units. The remaining 5.4% limited partnership interests are owned by non-affiliated investors and certain current and former directors and officers of the Company. Certain properties are owned through limited partnerships, limited liability companies and other entities. The ownership of such properties through such entities does not materially affect the Company's overall ownership interests in the properties. As the sole general partner of the Operating Partnership, the Company has full, exclusive and complete responsibility and discretion in the day-to-day management and control of the Operating Partnership. Net operating results of the Operating Partnership are allocated after preferred unit distributions based on the respective partners' ownership interests.

Through the Operating Partnership, the Company enters into co-investment joint ventures with institutional investors. These co-investment joint ventures provide the Company with an additional source of capital and income. As of December 31, 2004, the Company had investments in seven co-investment joint ventures, which are consolidated for financial reporting purposes.

AMB Capital Partners, LLC, a Delaware limited liability company ("AMB Capital Partners"), provides real estate investment services to clients on a fee basis. Headlands Realty Corporation, a Maryland corporation, conducts a variety of businesses that include development projects available for sale to third parties and incremental income programs. IMD Holding Corporation, a Delaware corporation, also conducts a variety of businesses that include development projects available for sale to third parties. AMB Capital Partners and Headlands Realty Corporation are wholly-owned direct subsidiaries of the Operating Partnership.

Any references to the number of buildings, square footage, customers and occupancy data in the financial statement footnotes are unaudited.

As of December 31, 2004, the Company owned and operated (exclusive of properties that the Company managed for third parties) 984 industrial buildings and four retail and other properties, aggregating approximately 90.8 million rentable square feet, located in 33 markets throughout the United States and in France, Germany, Japan, Mexico and the Netherlands. The Company's strategy is to become a leading provider of distribution properties in supply-constrained submarkets located near key international passenger and cargo airports, highway systems and seaports in major metropolitan areas of North America, Europe and Asia. These markets are generally tied to global trade. As of December 31, 2004, the Company's industrial buildings, principally warehouse distribution buildings, encompassed approximately 90.3 million rentable square feet and were 94.8% leased. As of December 31, 2004, the Company's retail centers, principally grocer-anchored community shopping centers, and other properties encompassed approximately 0.5 million rentable square feet and were 71.4% leased.

As of December 31, 2004, through AMB Capital Partners, the Company also managed, but did not have an ownership interest in, industrial buildings, totaling approximately 0.4 million rentable square feet. In addition, the Company had investments in operating industrial buildings, totaling approximately 10.3 million rentable square feet, through investments in unconsolidated joint ventures. As of December 31, 2004, the Company also had investments in industrial development projects throughout the United States and in Japan, Mexico, the Netherlands, Singapore and Spain, some of which are part of our development-for-sale or contribution program, totaling approximately 9.2 million square feet. Some of the development projects in the U.S. were available for sale.

Note 2 / Summary of Significant Accounting Policies

Basis of Presentation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Company, its wholly-owned qualified REIT and taxable REIT subsidiaries, the Operating Partnership and joint ventures, in which the Company has a controlling interest. Third-party equity interests in the Operating Partnership and joint ventures are reflected as minority interests in the consolidated financial statements. The Company also has non-controlling partnership interests in unconsolidated real estate joint ventures, which are accounted for under the equity method. All significant intercompany amounts have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain items in the consolidated financial statements for prior periods have been reclassified to conform to current classifications.

Investments in Real Estate. Investments in real estate and leasehold interests are stated at cost unless circumstances indicate that cost cannot be recovered, in which case, the carrying value of the property is reduced to estimated fair value. The Company also determines the impact of above or below-market leases, in-place leases and lease origination costs for all new acquisitions, and records intangible assets or liabilities accordingly. Carrying values for financial reporting purposes are reviewed for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. Impairment is recognized when estimated expected future cash flows (undiscounted and before interest charges) are less than the carrying value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economics and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur in the future period in which the assumptions change. To the extent that a property is impaired, the excess of the carrying amount of the property over its estimated fair value is charged to earnings. As a result of leasing activity and the recent economic environment, the Company re-evaluated the carrying value of its investments and recorded an impairment charge of $5.3 million and $2.9 million in 2003 and 2002, respectively, on certain of its investments. Also during the year ended December 31, 2003, the Company recorded a reduction of depreciation expense of $2.1 million to reflect the recovery, through the settlement of a lawsuit, of capital expenditures paid in prior years. The Company believes that there are no impairments of the carrying values of its investments in real estate as of December 31, 2004.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the real estate investments. Investments which are located on-tarmac, which is land owned by federal, state or local airport authorities, and subject to ground leases are depreciated over the lesser of 40 years or the contractual term of the underlying ground lease. The estimated lives and components of depreciation and amortization expense for the years ended December 31 are as follows (dollars in thousands):

Depreciation and Amortization Expense	Estimated Lives	2004	2003	2002
Building costs	5-40 years	$ 68,329	$ 74,820	$ 75,853
Building costs on ground leases	5-40 years	31,268	11,581	8,346
Buildings and improvements:				
Roof/HVAC/parking lots	5-40 years	6,072	5,280	5,471
Plumbing/signage	7-25 years	1,704	1,319	1,170
Painting and other	5-40 years	13,516	10,696	13,370
Tenant improvements	Over lease term	20,246	16,026	13,762
Lease commissions	Over lease term	19,655	20,306	16,004
Total real estate depreciation and amortization		160,790	140,028	133,976
Other depreciation and amortization	Various	6,560	2,309	2,527
Discontinued operations' depreciation	Various	(7,324)	(10,170)	(15,434)
Total depreciation and amortization from continuing operations		$ 160,026	$ 132,167	$ 121,069

The cost of buildings and improvements includes the purchase price of the property or interest in property, including legal fees and acquisition costs. Project costs directly associated with the development and construction of a real estate project, which include interest and property taxes, are capitalized as construction in progress. Capitalized interest related to construction projects for the years ended December 31, 2004, 2003 and 2002 was $18.7 million, $8.5 million and $6.9 million, respectively.

Expenditures for maintenance and repairs are charged to operations as incurred. Maintenance expenditures include painting and repair costs. The Company expenses costs as incurred and does not accrue in advance of planned major maintenance activities. Significant renovations or betterments that extend the economic useful life of assets are capitalized and include parking lot, HVAC and roof replacement costs.

Investments in Consolidated and Unconsolidated Joint Ventures. Minority interests represent the limited partnership interests in the Operating Partnership and interests held by certain third parties in several real estate joint ventures, which own properties aggregating approximately 44.1 million square feet, which are consolidated for financial reporting purposes. Such investments are consolidated because the Company exercises significant control over major operating decisions such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. When the Company contributes properties to its joint ventures, it recognizes a gain on the contributed properties acquired by the third-party co-investors.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 was effective beginning in the third quarter of 2003, however, the FASB deferred the implementation of SFAS 150 as it applied to certain minority interests in finite-lived entities indefinitely. The disclosure requirements for certain minority interests in finite-lived entities still apply. The Company adopted the requirements of SFAS 150 in the third quarter of 2003, and, considering the aforementioned deferral, there was no impact on the Company's financial position, results of operations or cash flows. However, the minority interests associated with certain of the Company's consolidated joint ventures, those that have finite lives under the terms of the partnership agreements, represent mandatorily redeemable interests as defined in SFAS 150. As of December 31, 2004 and 2003, the aggregate book value of these minority interests in the accompanying consolidated balance sheet was $828.6 million and $658.7 million, respectively, and the Company believes that the aggregate settlement value of these interests was approximately $997.6 million and $729.2 million, respectively. This amount is based on the estimated liquidation values of the assets and liabilities and the resulting proceeds that the Company would distribute to its joint venture partners upon dissolution, as required under the terms of the respective partnership agreements. Subsequent changes to the estimated fair values of the assets and liabilities of the consolidated joint ventures will affect the Company's estimate of the aggregate settlement value. The partnership agreements do not limit the amount that the minority partners would be entitled to in the event of liquidation of the assets and liabilities and dissolution of the respective partnerships.

The Company holds interests in both consolidated and unconsolidated joint ventures. The Company's joint venture investments do not meet the variable interest entity criteria under FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities.* Therefore, the Company determines consolidation based on standards set forth in EITF 96-16, *Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,* and Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures.* Based on the guidance set forth in these pronouncements, the Company consolidates certain joint venture investments because it exercises significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. For joint ventures where the Company does not exercise significant control over major operating and management decisions, but where it has significant influence, it uses the equity method of accounting and does not consolidate the joint venture for financial reporting purposes.

In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R") and the Company adopted the consolidation requirements of FIN 46R in the first quarter of 2004. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46R requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements apply to existing entities in the first reporting period that ended after March 15, 2004. The Company does not believe that any of its consolidated or unconsolidated joint ventures are variable interest entities under the provisions of FIN 46R.

Cash and Cash Equivalents. Cash and cash equivalents include cash held in financial institutions and other highly liquid short-term investments with original maturities of three months or less.

Restricted Cash. Restricted cash includes cash held in escrow in connection with property purchases, Section 1031 exchange accounts and debt or real estate tax payments.

Mortgages Receivable. Through a wholly-owned subsidiary, the Company holds a mortgage loan receivable of $12.9 million on AMB Pier One, LLC, an unconsolidated joint venture. The Company also holds a short-term mortgage on a sold property totaling $0.8 million at December 31, 2004. The book value of the mortgages approximates fair value.

Accounts Receivable. Accounts receivable includes all current accounts receivable, net of allowances, other accruals and deferred rent receivable of $63.2 million and $50.4 million as of December 31, 2004 and 2003, respectively. The Company regularly reviews the credit worthiness of its customers and adjusts its allowance for doubtful accounts, straight-line rent receivable balance and tenant improvement and leasing costs amortization accordingly.

Concentration of Credit Risk. Other real estate companies compete with the Company in its real estate markets. This results in competition for customers to occupy space. The existence of competing properties could have a material impact on the Company's ability to lease space and on the amount of rent received. As of December 31, 2004, the Company did not have any single tenant that accounted for greater than 3.4% of annualized base rental revenues.

Deferred Financing Costs. Costs incurred in connection with financings are capitalized and amortized to interest expense using the effective-interest method over the term of the related loan. As of December 31, 2004 and 2003, deferred financing costs were $28.3 million and $18.6 million, respectively, net of accumulated amortization. Such amounts are included in other assets on the accompanying consolidated balance sheets.

Financial Instruments. SFAS No. 133, *Accounting for Derivative Instruments and for Hedging Activities,* provides comprehensive guidelines for the recognition and measurement of derivatives and hedging activities and, specifically, requires all derivatives to be recorded on the balance sheet at fair value as an asset or liability, with an offset to accumulated other comprehensive income or income. For revenues or expenses denominated in nonfunctional currencies, the Company may use derivative financial instruments to manage foreign currency exchange rate risk. The Company's derivative financial instruments in effect at December 31, 2004 included two put options (buy USD/sell MXN) hedging against adverse currency exchange fluctuations of the Mexican peso against the U.S. dollar. Adjustments to the fair value of these instruments for the year ended December 31, 2004 were immaterial. The Company also held two interest rate swaps hedging cash flows of our variable rate borrowings based on Euribor (Europe) and Japanese TIBOR (Japan). Adjustments to the fair value of these instruments for the year ended December 31, 2004 resulted in a loss of $1.2 million. This loss is included in accounts payable and other liabilities in the consolidated balance sheet and accumulated other comprehensive loss in the consolidated statements of stockholders' equity.

Debt. The Company's debt includes both fixed and variable rate secured debt, unsecured fixed rate debt, unsecured variable rate debt and credit facilities. Based on borrowing rates available to the Company at December 31, 2004, the book value and the estimated fair value of the total debt (both secured and unsecured) was $3.3 billion and $3.4 billion, respectively. The carrying value of the variable rate debt approximates fair value.

Debt Premiums. Debt premiums represent the excess of the fair value of debt over the principal value of debt assumed in connection with the Company's initial public offering and subsequent property acquisitions. The debt premiums are being amortized as an offset to interest expense over the term of the related debt instrument using the effective-interest method. As of December 31, 2004 and 2003, the net unamortized debt premium was $10.8 million for each year and are included as a component of secured debt on the accompanying consolidated balance sheets.

Rental Revenues and Allowance for Doubtful Accounts. The Company, as a lessor, retains substantially all of the benefits and risks of ownership of the properties and accounts for its leases as operating leases. Rental income is recognized on a straight-line basis over the term of the leases. Reimbursements from customers for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenses are incurred. The Company also records lease termination fees when a customer terminates its lease by executing a definitive termination agreement with the Company, vacates the premises and the payment of the termination fee is not subject to any conditions that must be met before the fee is due to the Company. In addition, the Company nets its allowance for doubtful accounts against rental income for financial reporting purposes. Such amounts totaled $1.8 million, $5.6 million and $1.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Private Capital Income. Private capital income consists primarily of acquisition and development fees, asset management fees and priority distributions earned by AMB Capital Partners from joint ventures and clients. Private capital income also includes promoted interests and incentive fees from the Operating Partnership's co-investment joint ventures.

Stock-Based Compensation Expense. In 2002, the Company adopted the expense recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company values stock options using the Black-Scholes option-pricing model and recognizes this value as an expense over the vesting periods. Under this standard, recognition of expense for stock options is applied to all options granted after the beginning of the year of adoption. Under SFAS No. 123, related stock option expense was $4.0 million, $2.4 million and $0.9 million in 2004, 2003 and 2002, respectively. Additionally, the Company awards restricted stock and recognizes this value as an expense over the vesting periods. Related restricted stock compensation expense was $6.4 million, $5.7 million and $4.3 million for 2004, 2003 and 2002, respectively. The expense is included in general and administrative expenses in the accompanying consolidated statements of operations. The Company adopted SFAS No. 123 prospectively and the 2002 and 2003 expense relates only to stock options granted in 2002 and subsequent periods.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards prior to 2002 consistent with the method of SFAS No. 123, the Company's pro forma net income available to common stockholders would have been (dollars in thousands):

	2004	2003	2002
Reduction to net income	$ 1,100	$ 1,613	$ 2,402
Adjusted earnings per common share:			
Basic	$ 1.43	$ 1.42	$ 1.33
Diluted	$ 1.37	$ 1.39	$ 1.30

Interest and Other Income. Interest and other income consists primarily of interest income from mortgages receivable and on cash and cash equivalents.

Gains from Dispositions of Real Estate Interests. When the Company disposes its real estate entities' interests, gains reported from the sale of these interests represent either: (i) the sale of partial interests in consolidated co-investment joint ventures to third-party investors for cash or (ii) the sale of partial interests in properties to unconsolidated co-investment joint ventures with third-party investors for cash.

Gains from Dispositions of Real Estate. Gains and losses are recognized using the full accrual method. Gains related to transactions which do not meet the requirements of the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met.

Discontinued Operations. The Company reported real estate dispositions as discontinued operations separately as prescribed under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company separately reports as discontinued operations the historical operating results attributable to operating properties sold and held for disposition and the applicable gain or loss on the disposition of the properties. The consolidated statements of operations for prior periods are also adjusted to conform with this classification. There is no impact on the Company's previously reported consolidated financial position, net income or cash flows.

International Operations. The U.S. dollar is the functional currency for the Company's subsidiaries operating in the United States and Mexico. The functional currency for the Company's subsidiaries operating outside North America is generally the local currency of the country in which the entity is located, mitigating the effect of currency exchange gains and losses. The Company's subsidiaries whose functional currency is not the U.S. dollar translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date. The Company translates income statement accounts using the average exchange rate for the period and significant nonrecurring transactions using the rate on the transaction date. For the years ended December 31, 2004, 2003 and 2002, gains (losses) resulting from the translation were ($0.4) million, $0.7 million and $0.1 million, respectively. These gains (losses) are included in accumulated other comprehensive income as a separate component of stockholders' equity.

The Company's international subsidiaries may have transactions denominated in currencies other than their functional currency. In these instances, non-monetary assets and liabilities are reflected at the historical exchange rate, monetary assets and liabilities are remeasured at the exchange rate in effect at the end of the period and income statement accounts are remeasured at the average exchange rate for the period. Gains (losses) from remeasurement were $0.5 million, ($0.1) million and $0.2 million for the years ended 2004, 2003 and 2002, respectively. These gains (losses) are included in the consolidated statements of operations.

The Company also records gains or losses in the income statement when a transaction with a third party, denominated in a currency other than the entity's functional currency, is settled and the functional currency cash flows realized are more or less than expected based upon the exchange rate in effect when the transaction was initiated. These gains and losses are immaterial.

Share-Based Payment. In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"). This Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R is effective for public companies for interim and annual periods beginning after June 15, 2005. The adoption of SFAS 123R will require the unamortized portion of any options issued prior to 2002 to be amortized over the remaining life of those options. The adoption of SFAS 123R will not impact the Company's financial position, results of operations or cash flows.

Note 3 / Real Estate Acquisition and Development Activity

During the year ended December 31, 2004, the Company acquired 64 industrial buildings, aggregating approximately 7.6 million square feet for a total expected investment of $695.2 million, of which the Company acquired 48 industrial buildings, aggregating approximately 4.2 million square feet through four of the Company's co-investment joint ventures, for a total expected investment of $261.0 million. During 2003, the Company acquired 82 industrial buildings, aggregating approximately 6.5 million square feet for a total expected investment of $533.9 million, of which the Company acquired 43 industrial buildings, aggregating approximately 3.7 million square feet through two of the Company's co-investment joint ventures, for a total expected investment of $238.3 million.

During the year ended December 31, 2004, the Company initiated 14 new industrial development projects in North America with a total expected investment of $235.4 million, aggregating approximately 3.1 million square feet; four new industrial development projects in Japan and Singapore with a total expected investment of $368.8 million, aggregating approximately 2.7 million square feet; and one new industrial development in Europe with a total expected investment of $44.3 million, aggregating approximately 0.3 million square feet. During 2003, the Company initiated 15 new industrial development projects in North America with a total expected investment of $200.3 million, aggregating approximately 4.5 million square feet, and one new industrial development project in Europe with a total expected investment of $26.1 million, aggregating approximately 0.4 million square feet.

During the year ended December 31, 2004, the Company completed seven industrial buildings with a total expected investment of $88.9 million, aggregating approximately 2.1 million square feet. During 2003, the Company completed 14 industrial buildings with a total expected investment of $105.7 million, aggregating approximately 1.6 million square feet.

As of December 31, 2004, the Company had in its development pipeline: (1) 30 industrial projects, which will total approximately 8.9 million square feet and will have an aggregate estimated investment of $828.7 million upon completion, of which four industrial projects with a total of 1.2 million square feet and an aggregate estimated investment of $55.0 million upon completion are held in unconsolidated joint ventures, and (2) four development projects available for sale or contribution, which will total approximately 0.6 million square feet and will have an aggregate estimated investment of $29.2 million upon completion. As of December 31, 2004, the Company and its Development Alliance Partners had funded an aggregate of $515.2 million and needed to fund an estimated additional $342.7 million in order to complete current and planned projects. The Company's development pipeline currently includes projects expected to be completed through the first quarter of 2008. Significant land acquisitions for the year ended December 31, 2004 included the purchase of 640 acres of land for industrial warehouse developments in various U.S. markets and Mexico City for $68.3 million.

Note 4 / Gains from Dispositions of Real Estate Interests, Development Sales and Discontinued Operations

Gains from Dispositions of Real Estate Interests. On December 31, 2004, the Company contributed $71.5 million in operating properties, consisting of eight industrial buildings, aggregating approximately 1.3 million square feet, to its newly formed unconsolidated co-investment joint venture, AMB-SGP Mexico, LLC. The Company recognized a total gain of $7.2 million on the contribution, representing the partial sale of the Company's interests in the contributed properties acquired by the third-party investors for cash. Of this amount, the Company recognized $2.0 million in development profits. This amount is classified under development profits, net of taxes on the consolidated statement of operations.

On February 19, 2003, the Company contributed $94.0 million in operating properties, consisting of 24 industrial buildings, aggregating approximately 2.4 million square feet, to its newly formed unconsolidated joint venture, Industrial Fund I, LLC. The Company recognized a gain of $7.4 million on the contribution, representing the partial sale of the Company's interests in the contributed properties acquired by the third-party investors for cash.

In 2002, the Company divested itself of two industrial buildings and one retail center, aggregating approximately 0.8 million square feet, for an aggregate price of $50.6 million, with a resulting loss of $0.8 million. The Company accounted for the gain in continuing operations under the transition provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). In June 2002, the Company also contributed $76.9 million in operating properties, consisting of 15 industrial buildings, aggregating approximately 1.9 million square feet, to its consolidated co-investment joint venture, AMB-SGP, L.P. The Company recognized a gain of $3.3 million, representing the partial sale of the Company's interests in the properties acquired by the third-party investors for cash.

Development Sales and Contributions. During 2004, the Company sold seven land parcels and six development projects as part of our development-for-sale program, aggregating approximately 0.3 million square feet for an aggregate price of $40.4 million, resulting in an after-tax gain of $6.5 million. During 2004, the Company also contributed one completed development project into a newly formed unconsolidated joint venture, AMB-SGP Mexico, LLC. The Company recognized an after-tax gain of $2.0 million, representing the partial sale of the Company's interest in the contributed property acquired by the third-party co-investor for cash.

During 2003, the Company sold seven development-for-sale and other projects, aggregating approximately 0.5 million square feet, for an aggregate price of $74.8 million, resulting in an after-tax gain of $14.4 million.

During 2002, the Company sold seven development-for-sale projects, aggregating approximately 0.2 million square feet, for an aggregate price of $17.0 million, resulting in an after-tax gain of $1.2 million.

Discontinued Operations. The Company reported its property divestitures as discontinued operations separately as prescribed under the provisions of SFAS No. 144. Beginning in 2002, SFAS No. 144 requires the Company to separately report as discontinued operations the historical operating results attributable to operating properties sold and held for disposition and the applicable gain or loss on the disposition of the properties. Although the application of SFAS No. 144 may affect the presentation of the Company's results of operations for the periods that it has already reported in filings with the U.S. Securities and Exchange Commission, there will be no effect on its previously reported financial position, net income or cash flows.

During 2004, the Company divested itself of 21 industrial buildings, two retail centers and one office building, aggregating approximately 3.1 million square feet, for an aggregate price of $200.3 million, with a resulting net gain of $42.0 million.

During 2003, the Company divested itself of 24 industrial buildings and two retail centers, aggregating approximately 2.8 million square feet, for an aggregate price of $272.3 million, with a resulting net gain of $42.9 million.

During 2002, the Company divested itself of 56 industrial buildings, one retail center and an undeveloped land parcel, aggregating approximately 4.9 million square feet, for an aggregate price of $193.4 million, with a resulting net gain of $10.6 million. In November 2002, the Company's joint venture partner in AMB Partners II, L.P. ("Partners II") increased its ownership from 50% to 80% by acquiring 30% of the Operating Partnership's interest in Partners II. The Company recognized a gain of $6.3 million on the sale of the Operating Partnership's 30% interest.

Properties Held for Divestiture. As of December 31, 2004, the Company had decided to divest itself of 25 industrial buildings and one undeveloped land parcel with a net book value of $87.3 million. The properties either are not in the Company's core markets or do not meet its current strategic objectives. The divestitures of the properties are subject to negotiation of acceptable terms and other customary conditions. Properties held for divestiture are stated at the lower of cost or estimated fair value less costs to sell. Depreciation on properties held for divestiture is discontinued at the time the asset is held for divestiture.

The following summarizes the condensed results of operations of the properties held for divestiture and sold under SFAS No. 144 for the years ended December 31 (dollars in thousands):

	2004	2003	2002
Rental revenues	$ 27,212	$ 47,646	$ 73,273
Straight-line rents	742	370	3,542
Property operating expenses	(4,404)	(6,014)	(9,796)
Real estate taxes	(3,862)	(5,568)	(10,011)
Depreciation and amortization	(7,324)	(10,170)	(15,434)
Interest income and other, net	50	164	7
Interest, including amortization	(2,215)	(2,568)	(8,109)
Joint venture partners' share of income	(4,250)	(3,891)	(3,435)
Limited partnership unitholders' share of income	(323)	(1,100)	(1,670)
Income attributable to discontinued operations	$ 5,626	$ 18,869	$ 28,367

As of December 31, 2004 and 2003, assets and liabilities attributable to properties held for divestiture under the provisions of SFAS No. 144 consisted of the following (dollars in thousands):

	2004	2003
Accounts receivable, net	$ 1,707	$ —
Other assets	$ 130	$ —
Secured debt	$ —	$ —
Accounts payable and other liabilities	$ 1,731	$ 3

Note 5 / Mortgages Receivable

Through a wholly-owned subsidiary, the Company holds a mortgage loan receivable on AMB Pier One, LLC, an unconsolidated joint venture. As of December 31, 2004 and 2003, the outstanding balance on the note was $12.9 million and $13.0 million, respectively. The Company also held a short-term mortgage on a sold property. The Company's mortgages receivable at December 31, 2004 and 2003 consisted of the following:

Mortgage Receivable	Market	Maturity	2004	2003	Rate	Ownership Percentage[1]
1. Pier 1	SF Bay Area	May 2026	$ 12,938	$ 13,042	13.0%	100%
2. Platinum Distribution Center	No. New Jersey	February 2004	—	19,500	6.0%	20%
3. Platinum Distribution Center	No. New Jersey	November 2006	800	1,300	12.0%	20%
4. North Bay Distribution Center/BAB	San Francisco Bay Area	December 2004	—	7,040	5.5%	100%
5. North Bay Distribution Center/Corovan	San Francisco Bay Area	December 2004	—	2,263	7.3%	100%
Total Mortgages Receivable			$ 13,738	$ 43,145		

(1) Represents the Company's ownership percentage in the mortgage investment.

Note 6 / Debt

As of December 31, 2004 and 2003, debt consisted of the following (dollars in thousands):

	2004	2003
Wholly-owned secured debt, varying interest rates from 0.7% to 10.4%, due April 2005 to October 2017 (weighted average interest rate of 5.3% and 7.3% at December 31, 2004 and 2003, respectively)	$ 484,929	$ 291,516
Consolidated joint venture secured debt, varying interest rates from 3.5% to 9.4%, due June 2005 to November 2022 (weighted average interest rates of 6.4% and 6.5% at December 31, 2004 and 2003, respectively)	1,396,829	1,061,585
Unsecured senior debt securities, varying interest rates from 3.0% to 8.0%, due June 2005 to June 2018 (weighted average interest rates of 6.6% and 6.5% at December 31, 2004 and 2003, respectively)	1,003,940	925,000
Unsecured debt, due June 2013 and November 2015, interest rate of 7.5%	9,028	9,628
Unsecured credit facilities, variable interest rate, due May 2006 to June 2007 (weighted average interest rates of 1.9% and 1.9 % at December 31, 2004 and 2003, respectively)	351,699	275,739
Total debt before unamortized premiums	3,246,425	2,563,468
Unamortized premiums	10,766	10,789
Total consolidated debt	$ 3,257,191	$ 2,574,257

Secured debt generally requires monthly principal and interest payments. The secured debt is secured by deeds of trust or mortgages on certain properties and is generally non-recourse. As of December 31, 2004 and 2003, the total gross investment book value of those properties securing the debt was $3.3 billion and $2.6 billion, respectively, including $2.4 billion and $1.8 billion, respectively, in consolidated joint ventures. As of December 31, 2004, $1.8 billion of the secured debt obligations bear interest at fixed rates with a weighted average interest rate of 6.5% while the remaining $96.6 million bear interest at variable rates (with a weighted average interest rate of 2.5%). The secured debt has various covenants. Management believes that the Company and the Operating Partnership were in compliance with their financial covenants as of December 31, 2004 and 2003. As of December 31, 2004, the Company had certain non-recourse, secured loans, some of which are cross-collateralized by multiple properties.

As of December 31, 2004, the Operating Partnership had issued an aggregate of $1.0 billion in unsecured senior debt securities, which bore a weighted average interest rate of 6.6% and had an average term of 4.6 years. These unsecured senior debt securities include $100.0 million in notes due in 2015, which are putable and callable in September 2005, $400.0 million of medium-term notes, which were issued under the Operating Partnership's 2000 medium-term note program, and $225.0 million of medium-term notes, which were issued under the Operating Partnership's 2002 medium-term note program. As of December 31, 2004, the Operating Partnership's 2002 medium-term note program had a remaining capacity of $175.0 million. The Operating Partnership intends to continue to issue medium-term notes, guaranteed by the Company, under its 2002 program from time to time and as market conditions permit. The unsecured senior debt securities are subject to various covenants. Management believes that the Company and the Operating Partnership were in compliance with their financial covenants as of December 31, 2004.

On March 16, 2004, the Operating Partnership issued $100.0 million aggregate principal amount of medium-term notes under its 2002 program. The Company guaranteed the principal amount and interest on the notes, which mature on March 1, 2009, and bear interest at 3.5% per annum.

On June 1, 2004, the Operating Partnership completed the early renewal of its senior unsecured revolving line of credit in the amount of $500.0 million. The Company remains a guarantor of the Operating Partnership's obligations under the credit facility. The three-year credit facility includes a multi-currency component under which up to $250.0 million can be drawn in Yen, Euros or British Pounds Sterling. The line, which matures in June 2007 and carries a one-year extension option, can be increased up to $700.0 million upon certain conditions, and replaces the Operating Partnership's previous $500.0 million credit facility that was to mature in December 2005. The rate on the borrowings is generally LIBOR plus a margin, based on the Operating Partnership's long-term debt rating, which is 60 basis points, with an annual facility fee of 20 basis points, based on the current credit rating of the Operating Partnership's long-term debt. The Operating Partnership uses its unsecured credit facility principally for acquisitions, funding development activity and general working capital requirements. The total amount available under the credit facility fluctuates based upon the borrowing base, as defined in the agreement governing the credit facility, which is generally based upon the value of the Company's unencumbered properties. As of December 31, 2004, the outstanding balance on the credit facility was $235.1 million and the remaining amount available was $251.0 million, net of outstanding letters of credit of $13.9 million (excluding the additional $200.0 million of potential additional capacity). The outstanding balance included borrowings denominated in Euros and Yen, which, using the exchange rate in effect on December 31, 2004, would equal approximately $114.6 million and $92.5 million in U.S. dollars, respectively. As of December 31, 2004, the Company had an additional outstanding balance of $27.8 million on other credit facilities. The revolving credit facility contains customary and other affirmative covenants, including compliance with financial reporting requirements and maintenance of specified financial ratios and negative covenants, including limitations on the incurrence of liens and limitations on mergers or consolidations. Management believes that the Company and the Operating Partnership were in compliance with their financial covenants at December 31, 2004.

On June 29, 2004, AMB Japan Finance Y.K., a subsidiary of the Operating Partnership, entered into an unsecured revolving credit agreement providing for loans or letters of credit in a maximum principal amount outstanding at any time of up to 24 billion Yen, which, using the exchange rate in effect on December 31, 2004, equaled approximately $233.8 million U.S. dollars. The Company, along with the Operating Partnership, guarantee the obligations of AMB Japan Finance Y.K. under the revolving credit facility, as well as the obligations of any other entity in which the Operating Partnership directly or indirectly owns an ownership interest, and which is selected from time to time to be a borrower under and pursuant to the revolving credit agreement. The borrowers intend to use the proceeds from the facility to fund the acquisition and development of properties and for other real estate purposes in Japan. Generally, borrowers under the revolving credit facility have the option to secure all or a portion of the borrowings under the revolving credit facility with certain real estate assets or equity in entities holding such real estate assets. The revolving credit facility matures in June 2007 and has a one-year extension option, which is subject to the satisfaction of certain conditions and the payment of an extension fee equal to 0.25% of the outstanding commitments under the facility at that time. The rate on the borrowings is generally TIBOR plus a margin, which is based on the current credit rating of the Operating Partnership's long-term debt and is currently 60 basis points. In addition, there is an annual facility fee, payable in quarterly amounts, which is based on the credit rating of the Operating Partnership's long-term debt, and is currently 20 basis points of the outstanding commitments under the facility. As of December 31, 2004, the outstanding balance on this credit facility, using the exchange rate in effect on December 31, 2004, was $88.8 million in U.S. dollars. The revolving credit facility contains customary and other affirmative covenants, including financial reporting requirements and maintenance of specified financial ratios, and negative covenants, including limitations on the incurrence of liens and limitations on mergers or consolidations. Management believes that the Company and the Operating Partnership were in compliance with their financial covenants at December 31, 2004.

On November 24, 2004, AMB Tokai TMK, a Japanese subsidiary of AMB Property, L.P., entered into a secured multi-advance project financing, providing for loans in a maximum principal amount outstanding at any time of up to 20 billion Yen, which, using the exchange rate in effect on December 31, 2004, equaled approximately $194.9 million U.S. dollars. The financing agreement is among AMB Tokai TMK, the Company, AMB Property, L.P., Sumitomo Mitsui Banking Corporation ("Sumitomo") and a syndicate of banks. The Company and AMB Property, L.P. jointly and severally guarantee AMB Tokai TMK's obligations under the financing agreement, pursuant to a guaranty of payment executed in connection with the project financing. The financing is secured by a mortgage on certain real property located in Tokai, Tokyo, Japan, and matures on October 31, 2006 with a one-year extension option. The rate on the borrowings is generally TIBOR plus a margin, which is based on the credit rating of AMB Property, L.P.'s long-term debt and is currently 60 basis points per annum, except that AMB Tokai TMK has purchased from Sumitomo an interest rate swap, which has fixed the interest rate payable on a principal amount equal to 13 billion Yen at 1.32% per annum plus the applicable margin. In addition, there is an annual commitment fee based on unused commitments, payable quarterly, which is based on the credit rating of AMB Property, L.P.'s long-term debt, and is currently 20 basis points of the amount of unused commitments. The financing agreement contains customary and other affirmative covenants, including financial reporting requirements and maintenance of specified financial ratios, and negative covenants, including limitations on the incurrence of liens and limitations on mergers or consolidations. In addition, Sumitomo, AMB Tokai TMK and AMB Property, L.P. signed a commitment letter on November 24, 2004, pursuant to which Sumitomo committed to purchase bonds that may be issued by AMB Tokai TMK in an amount between 10 billion Yen and 15 billion Yen (such amount to be determined by AMB Tokai TMK). The bonds would be secured by the AMB Ohta Distribution Center and would generally accrue interest at a rate of TIBOR plus 1.10% per annum; because the swap purchased by AMB Tokai TMK from Sumitomo is coterminous with the maturity date of the proposed bonds, AMB Tokai TMK will have fixed the interest rate payable on, in general, a principal amount equal to 13 billion Yen at 2.42% per annum. The bonds, if issued, would mature on October 31, 2012. As of December 31, 2004, the outstanding balance on this financing agreement was 14 billion Yen, which, using the exchange rate in effect on December 31, 2004, equaled approximately $136.4 million U.S. dollars.

As of December 31, 2004, the scheduled maturities of the Company's total debt, excluding unamortized debt premiums, were as follows (dollars in thousands):

	Wholly-Owned Secured Debt	Consolidated Joint Venture Secured Debt	Unsecured Senior Debt Securities	Unsecured Debt	Credit Facilities	Total
2005	$ 43,398	$ 65,802	$ 250,000	$ 647	$ —	$ 359,847
2006	80,641	72,184	75,000	698	27,826	256,349
2007	16,386	70,920	75,000	752	323,873	486,931
2008	42,091	174,431	175,000	810	—	392,332
2009	5,644	119,163	100,000	873	—	225,680
2010	71,471	149,960	75,000	941	—	297,372
2011	80,319	412,055	75,000	1,014	—	568,388
2012	133,781	177,833	—	1,093	—	312,707
2013	1,985	117,346	53,940	920	—	174,191
2014	2,105	3,777	—	616	—	6,498
Thereafter	7,108	33,358	125,000	664	—	166,130
Total	$ 484,929	$ 1,396,829	$ 1,003,940	$ 9,028	$ 351,699	$ 3,246,425

Note 7 / Leasing Activity

Future minimum base rental income due under non-cancelable leases with customers in effect as of December 31, 2004 was as follows (dollars in thousands):

2005	$ 526,966
2006	446,462
2007	365,890
2008	281,143
2009	215,081
Thereafter	579,854
Total	$ 2,415,396

The schedule does not reflect future rental revenues from the renewal or replacement of existing leases and excludes property operating expense reimbursements. In addition to minimum rental payments, certain customers pay reimbursements for their pro rata share of specified operating expenses, which amounted to $134.1 million, $103.6 million and $108.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts are included as rental revenue and operating expenses in the accompanying consolidated statements of operations. Some leases contain options to renew.

Note 8 / Income Taxes

The Company elected to be taxed as a REIT under the Code, commencing with its taxable year ended December 31, 1997. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on net income it distributes currently to its stockholders. As such, no provision for federal income taxes for the REIT has been included in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may be ineligible to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and excise taxes on its undistributed taxable income. The Company is required to pay federal and state income tax on its net taxable income, if any, from the activities conducted by the Company's taxable REIT subsidiaries. Where the Company operates in countries other than the U.S. that do not recognize REITs under their respective tax laws, the Company recognizes income taxes as necessary.

The following is a reconciliation of net income available to common stockholders to taxable income available to common stockholders for the years ended December 31 (dollars in thousands):

	2004	2003	2002
Net income available to common stockholders	$ 118,340	$ 116,716	$ 113,035
Book depreciation and amortization	160,026	132,167	121,069
Book depreciation discontinued operations	7,324	10,170	15,434
Impairment losses	—	5,251	2,846
Tax depreciation and amortization	(141,368)	(129,608)	(125,888)
Book/tax difference on gain on divestitures of real estate	(7,409)	13,783	25,178
Book/tax difference in stock option expense	(15,069)	1,069	(2,543)
Other book/tax differences, net[(1)]	(14,786)	(6,576)	(37,496)
Taxable income available to common stockholders	$ 107,058	$ 142,972	$ 111,635

(1) Primarily due to straight-line rent, prepaid rent, joint venture accounting and debt premium amortization timing differences.

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, non-taxable return of capital or a combination thereof. For the years ended December 31, 2004, 2003 and 2002, the Company elected to distribute all of its taxable capital gain. The taxability of the Company's distributions to common stockholders' was as follows:

	2004		2003		2002	
Ordinary income	$ 0.78	46.1%	$ 1.07	64.5%	$ 1.05	64.0%
Capital gains	0.37	21.9%	0.47	28.3%	—	—
Unrecaptured Section 1250 gain	0.15	8.9%	0.12	7.2%	0.18	11.0%
Dividends taxed in subsequent year	—	—	—	—	0.41	25.0%
Dividends paid or payable	1.30	76.9%	1.66	100.0%	1.64	100.0%
Return of Capital	0.39	23.1%	—	—	—	—
Total Distributions	$ 1.69	100.0%	$ 1.66	100.0%	$ 1.64	100.0%

Note 9 / Minority Interests in Consolidated Joint Ventures and Preferred Units

Minority interests in the Company represent the limited partnership interests in the Operating Partnership, limited partnership interests in AMB Property II, L.P. and interests held by certain third parties in several real estate joint ventures, aggregating approximately 44.1 million square feet, which are consolidated for financial reporting purposes. Such investments are consolidated because the Company exercises significant control over major operating decisions such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. These joint venture investments do not meet the variable interest entity criteria under FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities.*

Through the Operating Partnership, the Company enters into co-investment joint ventures with institutional investors. The Company's co-investment joint ventures are engaged in the acquisition, ownership, operation, management and, in some cases, the renovation, expansion and development of industrial buildings in target markets nationwide.

The Company's consolidated co-investment joint ventures' total investment and property debt in properties at December 31, 2004 and 2003 (dollars in thousands) were:

Co-investment Joint Venture	Joint Venture Partner	Company's Ownership Percentage	Total Investment in Real Estate 2004	Total Investment in Real Estate 2003	Property Debt 2004	Property Debt 2003
AMB/Erie, L.P.	Erie Insurance Company and affiliates	50%	$ 149,244	$ 156,174	$ 50,338	$ 57,115
AMB Institutional Alliance Fund I, L.P.	AMB Institutional Alliance REIT I, Inc.[1]	21%	415,191	417,902	223,704	214,538
AMB Partners II, L.P.	City and County of San Francisco Employees' Retirement System	20%	516,200	428,837	264,315	253,942
AMB-SGP, L.P.	Industrial JV Pte Ltd[2]	50%	418,129	408,507	245,454	249,861
AMB Institutional Alliance Fund II, L.P.	AMB Institutional Alliance REIT II, Inc.[3]	20%	492,687	449,709	237,798	204,542
AMB-AMS, L.P.[4]	PMT, SPW and TNO[5]	39%	100,043	—	44,406	—
AMB Institutional Alliance Fund III, L.P.	AMB Institutional Alliance REIT III, Inc.[6]	20%	523,037	—	258,164	—
			$ 2,614,531	$ 1,861,129	$ 1,324,179	$ 979,998

(1) Comprised of 16 institutional investors as stockholders as of December 31, 2004. (2) A subsidiary of the real estate investment subsidiary of the Government of Singapore Investment Corporation. (3) Comprised of 13 institutional investors as stockholders and one third-party limited partner as of December 31, 2004. (4) AMB-AMS, L.P. is a co-investment partnership with three Dutch pension funds advised by Mn Services NV. (5) PMT is Stichting Pensioenfonds Metaal en Techniek, SPW is Stichting Pensioenfonds voor de Woningcorporaties and TNO is Stichting Pensioenfonds TNO. (6) AMB Institutional Fund III, L.P. is an open-ended co-investment partnership formed in 2004 with institutional investors.

On November 26, 2003, the Operating Partnership redeemed all 1,300,000 of its outstanding 8⅝% Series B Cumulative Redeemable Preferred Partnership Units, for an aggregate redemption price of $65.6 million, including accrued and unpaid dividends.

On July 14, 2003, AMB Property II, L.P., one of the Company's subsidiaries, repurchased 66,300 of its outstanding 7.95% Series F Cumulative Redeemable Preferred Limited Partnership Units from a single institutional investor. AMB Property II, L.P. repurchased the units for an aggregate cost of $3.3 million, including accrued and unpaid dividends.

The following table distinguishes the minority interest liability as of December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Joint venture partners	$ 828,622	$ 658,723
Limited Partners in the Operating Partnership	86,587	87,667
Series J preferred units (liquidation preference of $40,000)	38,883	38,883
Series K preferred units (liquidation preference of $40,000)	38,932	38,932
Held through AMB Property II, L.P.:		
Class B Limited Partners	2,739	2,781
Series D preferred units (liquidation preference of $79,767)	77,684	77,684
Series E preferred units (liquidation preference of $11,022)	10,788	10,788
Series F preferred units (liquidation preference of $10,057)	9,900	9,900
Series H preferred units (liquidation preference of $42,000)	40,912	40,912
Series I preferred units (liquidation preference of $25,500)	24,800	24,800
Series N preferred units (liquidation preference of $36,479)	36,479	—
Total minority interests	$ 1,196,326	$ 991,070

The following table distinguishes the minority interests' share of income, including minority interests' share of development profits, but excluding minority interests' share of discontinued operations for the years ending December 31, 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Joint Venture Partners	$ 37,817	$ 31,726	$ 27,320
Joint Venture Partners' share of development profits	958	8,442	196
Common limited partners in the Operating Partnership	3,216	2,866	4,004
Series B preferred units (repurchased in November 2003)	—	4,828	5,606
Series J preferred units (liquidation preference of $40,000)	3,180	3,180	3,303
Series K preferred units (liquidation preference of $40,000)	3,180	3,180	2,367
Held through AMB Property II, L.P.:			
Class B common limited partnership units	102	24	—
Series D preferred units (liquidation preference of $79,767)	6,182	6,182	6,182
Series E preferred units (liquidation preference of $11,022)	854	854	854
Series F preferred units (liquidation preference of $10,057)	800	931	1,342
Series G preferred units (repurchased in July 2002)	—	—	43
Series H preferred units (liquidation preference of $42,000)	3,413	3,412	3,412
Series I preferred units (liquidation preference of $25,500)	2,040	2,040	2,040
Series N preferred units (liquidation preference of $36,479)	512	—	—
Total minority interests' share of net income	$ 62,254	$ 67,665	$ 56,669

Note 10 / Investments in Unconsolidated Joint Ventures

The Company's investment in unconsolidated joint ventures at December 31, 2004 and 2003 totaled $55.2 million and $52.0 million, respectively. The Company's unconsolidated joint ventures' net equity investments at December 31, 2004 and 2003 (dollars in thousands) were:

Unconsolidated Joint Ventures	Market	Alliance Partner	Square Feet	2004	2003	Company's Ownership Percentage
Co-Investment Joint Ventures						
1. AMB-SGP Mexico, LLC	Various	—	1,256,165	$ 9,467	$ —	20%
Other Industrial Operating Joint Ventures						
2. Elk Grove Du Page	Chicago	Hamilton Partners	4,046,721	33,664	31,548	56%
3. Pico Rivera	Los Angeles	Majestic Realty	855,600	676	1,091	50%
4. Monte Vista Spectrum	Los Angeles	Majestic Realty	576,852	236	487	50%
5. Industrial Fund I, LLC	Various	Citigroup	2,326,334	3,612	4,173	15%
6. Singapore Airport Logistics Center Bldg 1	Singapore	Boustead Projects	230,432	2,633	2,067	50%
7. Sterling Distribution 1 & 2	Los Angeles	Majestic Realty	1,490,000	1,257	10,429	40%
8. Sterling Distribution 3	Los Angeles	Majestic Realty	390,000	620	2,214	50%
9. Nash Logistics Center	Los Angeles	AMB—IAC	75,000	1,412	—	50%
10. Singapore Airport Logistics Center Bldg 2	Singapore	Boustead Projects	254,267	1,589	—	50%
Total Unconsolidated Joint Ventures			11,501,371	$ 55,166	$ 52,009	

On December 31, 2004, the Company formed AMB-SGP Mexico, LLC, a joint venture with Industrial (Mexico) JV Pte Ltd, a real estate investment subsidiary of the Government of Singapore Investment Corporation, in which the Company retained a 20% interest. The Company contributed $71.5 million in operating properties, consisting of eight industrial buildings, aggregating approximately 1.3 million square feet, to this fund. The Company recognized a gain of $7.2 million on the contribution, representing the portion of its interest in the contributed properties acquired by the third-party investors for cash.

Under the agreements governing the joint ventures, the Company and the other parties to the joint venture may be required to make additional capital contributions and, subject to certain limitations, the joint ventures may incur additional debt.

The Company also has a 0.1% unconsolidated equity interest (with an approximate 33% economic interest) in AMB Pier One, LLC, a joint venture to redevelop the Company's office space in San Francisco. The investment is not consolidated because the Company does not exercise significant control over major operating decisions such as approval of budgets, selection of property managers, investment activity and changes in financing. The Company has an option to purchase the remaining equity interest beginning January 1, 2007 and expiring December 31, 2009, based on the fair market value as stipulated in the operating agreement.

Note 11 / Stockholders' Equity

Holders of common limited partnership units of the Operating Partnership and class B common limited partnership units of AMB Property II, L.P. have the right, commencing generally on or after the first anniversary of the holder becoming a limited partner of the Operating Partnership or AMB Property II, L.P., as applicable (or such other date agreed to by the Operating Partnership or AMB Property II, L.P. and the applicable unit holders), to require the Operating Partnership or AMB Property II, L.P., as applicable, to redeem part or all of their common units or class B common limited partnership units, as applicable, for cash (based upon the fair market value, as defined in the applicable partnership agreement, of an equivalent number of shares of common stock of the Company at the time of redemption) or the Operating Partnership or AMB Property II, L.P. may, in its respective sole and absolute discretion (subject to the limits on ownership and transfer of common stock set forth in the Company's charter), elect to have the Company exchange those common units or class B common limited partnership units, as applicable, for shares of the Company's common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events. With each redemption or exchange of the Operating Partnership's common units, the Company's percentage ownership in the Operating Partnership will increase. Common limited partners and class B common limited partners may exercise this redemption right from time to time, in whole or in part, subject to certain limitations. During 2004, the Operating Partnership redeemed 17,686 of its common limited partnership units for an equivalent number of shares of the Company's common stock.

During 2003, the Operating Partnership redeemed 226,145 of its common limited partnership units for cash and 2,000 of its common limited partnership units for shares of the Company's common stock. In November 2003, AMB Property II, L.P. issued 145,548 of its class B common limited partnership units in connection with a property acquisition. During 2002, the Operating Partnership redeemed 122,640 of its common limited partnership units for shares of the Company's common stock.

During 2003, the Company repurchased and retired 812,900 shares of its common stock for an aggregate purchase price of $21.2 million, including commissions. In December 2003, the Company's board of directors approved a new two-year common stock repurchase program for the repurchase of up to $200.0 million worth of common stock. For the year ended December 31, 2004, the Company did not repurchase any shares of its common stock.

On June 23, 2003, the Company issued and sold 2,000,000 shares of 6.5% Series L Cumulative Redeemable Preferred Stock for $25.00 per share. Dividends are cumulative from the date of issuance and payable quarterly in arrears at a rate per share equal to $1.625 per annum. The series L preferred stock is redeemable by the Company on or after June 23, 2008, subject to certain conditions, for cash at a redemption price equal to $25.00 per share, plus accumulated and unpaid dividends thereon, if any, to the redemption date. The Company contributed the net proceeds of $48.0 million to the Operating Partnership, and in exchange, the Operating Partnership issued to the Company 2,000,000 6.5% Series L Cumulative Redeemable Preferred Units. The Operating Partnership used the proceeds, in addition to proceeds previously contributed to the Operating Partnership from other equity issuances, to redeem all 3,995,800 shares of its 8.5% Series A Cumulative Redeemable Preferred Units from the Company on July 28, 2003. The Company, in turn, used those proceeds to redeem all 3,995,800 shares of its 8.5% Series A Cumulative Redeemable Preferred Stock for $100.2 million, including accumulated and unpaid dividends through the redemption date. During 2003, the Company recognized a reduction of net income available to common stockholders of $3.7 million for the original preferred stock issuance costs. On November 26, 2003, the Operating Partnership redeemed all 1,300,000 of its outstanding 8⅝% Series B Cumulative Redeemable Preferred Partnership Units and we recognized a reduction of income available to common stockholders of $1.7 million for the original issuance costs.

On November 25, 2003, the Company issued and sold 2,300,000 shares of 6.75% Series M Cumulative Redeemable Preferred Stock for $25.00 per share. Dividends are cumulative from the date of issuance and payable quarterly in arrears at a rate per share equal to $1.6875 per annum. The series M preferred stock is redeemable by the Company on or after November 25, 2008, subject to certain conditions, for cash at a redemption price equal to $25.00 per share, plus accumulated and unpaid dividends thereon, if any, to the redemption date. The Company contributed the net proceeds of $55.4 million to the Operating Partnership, and in exchange, the Operating Partnership issued to the Company 2,300,000 6.75% Series M Cumulative Redeemable Preferred Units.

On September 24, 2004, AMB Property II, L.P., a partnership in which Texas AMB I, LLC, a Delaware limited liability company and the Company's indirect subsidiary, owns an approximate 1.0% general partnership interest and the Operating Partnership owns an approximate 99% common limited partnership interest, issued 729,582 5.0% Series N Cumulative Redeemable Preferred Limited Partnership Units at a price of $50.00 per unit. The series N preferred units were issued to Robert Pattillo Properties, Inc. in exchange for the contribution of certain parcels of land that are located in multiple markets to AMB Property II, L.P. Beginning September 25, 2006 and until and including September 25, 2009, the series N preferred units may be redeemed by AMB Property II, L.P. at a redemption price equal to 99.5% of the original $50.00 per unit capital contribution, plus all accrued and unpaid distributions to the date of redemption, which shall be paid solely out of capital contributed to AMB Property II, L.P. by Texas AMB I, LLC or the Operating Partnership (other than with respect to the accumulated but unpaid distributions). Pursuant to a Put Agreement, dated September 24, 2004, by and between Robert Pattillo Properties, Inc. and the Operating Partnership, beginning on June 1, 2005 and until January 15, 2006, the holders of the series N preferred units will have the right to sell all, but not less than all, of such units to the Operating Partnership (or to certain designees) at a price equal to $50.00 per unit, plus all accrued and unpaid distributions to the date of such sale.

The Company has authorized 100,000,000 shares of preferred stock for issuance, of which the following series were designated as of December 31, 2004: 1,595,337 shares of series D preferred; 220,440 shares of series E cumulative redeemable preferred; 267,439 shares of series F cumulative redeemable preferred; 840,000 shares of series H cumulative redeemable preferred; 510,000 shares of series I cumulative redeemable preferred; 800,000 shares of series J cumulative redeemable preferred; 800,000 shares of series K cumulative redeemable preferred; 2,300,000 shares of series L cumulative redeemable preferred; and 2,300,000 shares of series M cumulative redeemable preferred.

The following table sets forth the dividends and distributions paid per share or unit:

Paying Entity	Security	2004	2003	2002
AMB Property Corporation	Common stock	$ 1.70	$ 1.66	$ 1.64
AMB Property Corporation	Series A preferred stock	n/a	$ 1.15	$ 2.13
AMB Property Corporation	Series L preferred stock	$ 1.63	$ 0.85	n/a
AMB Property Corporation	Series M preferred stock	$ 1.69	$ 0.17	n/a
Operating Partnership	Common limited partnership units	$ 1.70	$ 1.66	$ 1.64
Operating Partnership	Series B preferred units	n/a	$ 3.71	$ 4.31
Operating Partnership	Series J preferred units	$ 3.98	$ 3.98	$ 3.98
Operating Partnership	Series K preferred units	$ 3.98	$ 3.98	$ 2.96
AMB Property II, L.P.	Class B common limited partnership units	$ 1.70	$ 0.22	n/a
AMB Property II, L.P.	Series D preferred units	$ 3.88	$ 3.88	$ 3.88
AMB Property II, L.P.	Series E preferred units	$ 3.88	$ 3.88	$ 3.88
AMB Property II, L.P.	Series F preferred units	$ 3.98	$ 3.98	$ 3.98
AMB Property II, L.P.	Series G preferred units	n/a	n/a	$ 2.14
AMB Property II, L.P.	Series H preferred units	$ 4.06	$ 4.06	$ 4.06
AMB Property II, L.P.	Series I preferred units	$ 4.00	$ 4.00	$ 4.00
AMB Property II, L.P.	Series N preferred units	$ 0.70	n/a	n/a

Note 12 / Stock Incentive Plan, 401(k) Plan and Deferred Compensation Plan

Stock Incentive Plan. The Company has Stock Option and Incentive Plans ("Stock Incentive Plans") for the purpose of attracting and retaining eligible officers, directors and employees. The Company has reserved for issuance 18,950,000 shares of common stock under its Stock Incentive Plans. As of December 31, 2004, the Company had 10,220,631 non-qualified options outstanding granted to certain directors, officers and employees. Each option is exchangeable for one share of the Company's common stock. As of December 31, 2004, the options had a weighted average exercise price of $25.40 and the exercise prices range from $19.50 to $36.92. Each option's exercise price is equal to the Company's market price on the date of grant. The options have an original ten-year term and generally vest pro rata in annual installments over a three to five-year period from the date of grant.

In 2002, the Company adopted the expense recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company values stock options using the Black-Scholes option-pricing model and recognizes this value as an expense over the vesting periods. Under this standard, recognition of expense for stock options is applied to all options granted after the beginning of the year of adoption. In accordance with SFAS No. 123, the Company will recognize the associated expense over the three to five-year vesting periods. Under SFAS No. 123, related stock option expense was $4.0 million, $2.4 million and $0.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Additionally, the Company awards restricted stock and recognizes this value as an expense over the vesting periods. Related restricted stock compensation expense was $6.4 million, $5.7 million and $4.3 million for 2004, 2003 and 2002, respectively. The expense is included in general and administrative expenses in the accompanying consolidated statements of operations. The adoption of SFAS No. 123 is prospective and the 2002 and 2003 expense relates only to stock options granted in 2002 and subsequent periods. Prior to January 1, 2002, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Stock Incentive Plan. Opinion 25 measures compensation cost using the intrinsic value based method of accounting. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation cost had been recognized for the Company's Stock Incentive Plan as of December 31, 2001.

As permitted by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123,* the Company has changed its method of accounting for stock options beginning January 1, 2002. The Company has not retroactively changed its method of accounting for stock options but has provided additional required disclosures. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards prior to 2002 consistent with the method of SFAS No. 123, the Company's pro forma net income available to common stockholders would have been reduced by $1.1 million, $1.6 million and $2.4 million and pro forma basic and diluted earnings per share would have been reduced to $1.43 and $1.37; $1.42 and $1.39; and $1.33 and $1.30, respectively, for the years ended December 31, 2004, 2003 and 2002.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yields of 4.8%, 6.1% and 5.9%; expected volatility of 18.6%, 17.7% and 13.3%; risk-free interest rates of 3.6%, 3.4% and 4.0%; and expected lives of seven years for each year.

Following is a summary of the option activity for the years ended December 31 (options in thousands):

	Shares Under Option	Weighted Average Exercise Price	Options Exercisable at Year End
Outstanding as of December 31, 2000	5,767	$ 20.83	3,326
Granted	1,924	24.61	
Exercised	(202)	21.15	
Forfeited	(52)	22.45	
Outstanding as of December 31, 2001	7,437	22.16	4,623
Granted	1,990	26.48	
Exercised	(566)	21.41	
Forfeited	(96)	24.48	
Outstanding as of December 31, 2002	8,765	23.16	5,526
Granted	1,854	27.18	
Exercised	(318)	21.94	
Forfeited	(15)	25.67	
Outstanding as of December 31, 2003	10,286	23.92	7,210
Granted	1,253	34.88	
Exercised	(1,233)	22.45	
Forfeited	(85)	29.43	
Outstanding as of December 31, 2004	10,221	$ 25.40	7,841
Remaining average contractual life	6.3 years		
Fair value of options granted during the year	$ 4.12		

In 2004, 2003 and 2002, the Company issued 227,609, 272,620 and 204,072 restricted shares, respectively, to certain officers of the Company as part of the performance pay program and in connection with employment with the Company. As of December 31, 2004, 75,988 shares of restricted stock have been forfeited. The 1,178,052 outstanding restricted shares are subject to repurchase rights, which generally lapse over a period from three to five years.

401(k) Plan. In November 1997, the Company established a Section 401(k) Savings/Retirement Plan (the "401(k) Plan"), which is a continuation of the 401(k) Plan of the predecessor, to cover eligible employees of the Company and any designated affiliates. During 2004 and 2003, the 401(k) Plan permitted eligible employees of the Company to defer up to 20% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. During 2004 and 2003, the Company matched employee contributions to the 401(k) Plan in an amount equal to 50% of the first 5.5% of annual compensation deferred by each employee. The Company may also make discretionary contributions to the 401(k) Plan. In 2004 and 2003, the Company paid $0.5 million and $0.4 million, respectively, for its 401(k) match. No discretionary contributions were made by the Company to the 401(k) Plan in 2004, 2003 and 2002.

Deferred Compensation Plan. The Company has established a non-qualified deferred compensation plan for officers of the Company and certain of its affiliates, which enables participants to defer income up to 100% of annual base pay and up to 100% of annual bonuses on a pre-tax basis. The Company may make discretionary matching contributions to participant accounts at any time. The Company made no such discretionary matching contributions in 2004, 2003 or 2002. The participant's elective deferrals and any matching contributions are immediately 100% vested. As of December 31, 2004 and 2003, the total fair value of compensation deferred was $15.4 million and $7.1 million, respectively.

Note 13 / Income Per Share

The Company's only dilutive securities outstanding for the years ended December 31, 2004, 2003 and 2002 were stock options and restricted stock granted under its stock incentive plans. The effect on income per share was to increase weighted average shares outstanding. Such dilution was computed using the treasury stock method.

	2004	2003	2002
Weighted Average Common Shares			
Basic	82,133,627	81,096,062	83,310,885
Stock options and restricted stock	3,234,999	1,756,466	1,485,102
Diluted weighted average common shares	85,368,626	82,852,528	84,795,987

Note 14 / Commitments and Contingencies

Commitments

Lease Commitments. The Company holds operating ground leases on land parcels at its on-tarmac facilities, leases on office spaces for corporate use, and a leasehold interest that it holds for investment purposes. The remaining lease terms are from two to 58 years. Operating lease payments are being amortized ratably over the terms of the related leases. Future minimum rental payments required under non-cancelable operating leases in effect as of December 31, 2004 were as follows (dollars in thousands):

2005	$ 10,810
2006	11,320
2007	11,280
2008	11,310
2009	11,169
Thereafter	222,437
Total	$ 278,326

Standby Letters of Credit. As of December 31, 2004, the Company had provided approximately $33.6 million in letters of credit, of which $13.9 million was provided under the Operating Partnership's $500.0 million unsecured credit facility. The letters of credit were required to be issued under certain ground lease provisions, bank guarantees and other commitments.

Guarantees. Other than parent guarantees associated with the unsecured debt of the Operating Partnership, as of December 31, 2004, the Company had outstanding guarantees in the aggregate amount of $34.7 million in connection with certain acquisitions and lease obligations of which $8.3 million was backed by standby letters of credit. As of December 31, 2004, the Company guaranteed $4.8 million on outstanding construction loans for two of its unconsolidated joint ventures. Additionally, the Company provided a take out guarantee after the completion of construction on the aggregate construction loan amount of $30.2 million for another of its unconsolidated joint ventures, of which $20.9 million was outstanding as of December 31, 2004. In connection with this construction loan, the Company's joint venture partner provides an underlying construction loan guarantee up to the completion of construction.

Performance and Surety Bonds. As of December 31, 2004, the Company had outstanding performance and surety bonds in an aggregate amount of $1.2 million. These bonds were issued in connection with certain of its development projects and were posted to guarantee certain tax obligations and the construction of certain real property improvements and infrastructure, such as grading, sewers and streets. Performance and surety bonds are commonly required by public agencies from real estate developers. Performance and surety bonds are renewable and expire upon the payment of the taxes due or the completion of the improvements and infrastructure.

Promoted Interests and Other Contractual Obligations. Upon the achievement of certain return thresholds and the occurrence of certain events, the Company may be obligated to make payments to certain of joint venture partners pursuant to the terms and provisions of their contractual agreements with the Operating Partnership. From time to time in the normal course of the Company's business, the Company enters into various contracts with third parties that may obligate it to make payments or perform other obligations upon the occurrence of certain events.

Contingencies

Litigation. In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operations of its properties. Management does not expect that the liabilities, if any, that may ultimately result from such legal actions will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Environmental Matters. The Company monitors its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability would have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental insurance and believes that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

General Uninsured Losses. The Company carries property and rental loss, liability, flood and terrorism insurance. The Company believes that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice. In addition, certain of the Company's properties are located in areas that are subject to earthquake activity; therefore, the Company has obtained limited earthquake insurance on those properties. There are, however, certain types of extraordinary losses, such as those due to acts of war that may be either uninsurable or not economically insurable. Although the Company has obtained coverage for certain acts of terrorism, with policy specifications and insured limits that it believes are commercially reasonable, there can be no assurance that the Company will be able to collect under such policies. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a property.

Captive Insurance Company. In December 2001, the Company formed a wholly-owned captive insurance company, Arcata National Insurance Ltd. ("Arcata"), which provides insurance coverage for all or a portion of losses below the deductible under the Company's third-party policies. The Company capitalized Arcata in accordance with the applicable regulatory requirements. Arcata established annual premiums based on projections derived from the past loss experience at the Company's properties. Annually, the Company engages an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to Arcata may be adjusted based on this estimate. Premiums paid to Arcata have a retrospective component, so that if expenses, including losses, deductibles and reserves, are less than premiums collected, the excess may be returned to the property owners (and, in turn, as appropriate, to the customers) and conversely, subject to certain limitations, if expenses, including losses, deductibles and reserves, are greater than premiums collected, an additional premium will be charged. As with all recoverable expenses, differences between estimated and actual insurance premiums will be recognized in the subsequent year. Through this structure, the Company believes that it has more comprehensive insurance coverage at an overall lower cost than would otherwise be available in the market.

Note 15 / Quarterly Financial Data (Unaudited)

Selected quarterly financial results for 2004 and 2003 were as follows (dollars in thousands, except share and per share amounts):

	Quarter (unaudited)(1)				
2004	March 31	June 30	September 30	December 31	Year
Total revenues	$ 159,619	$ 159,750	$ 171,952	$ 174,368	$ 665,689
Income before minority interests and discontinued operations	29,541	31,082	35,896	43,575	140,094
Total minority interests' share of income	(14,278)	(15,583)	(15,964)	(16,429)	(62,254)
Income from continuing operations	15,263	15,499	19,932	27,146	77,840
Total discontinued operations	1,319	3,407	12,117	30,788	47,631
Net income	16,582	18,906	32,049	57,934	125,471
Preferred stock dividends	(1,783)	(1,783)	(1,783)	(1,782)	(7,131)
Net income available to common stockholders	$ 14,799	$ 17,123	$ 30,266	$ 56,152	$ 118,340
Basic income per common share(2)					
Income from continuing operations	$ 0.16	$ 0.17	$ 0.22	$ 0.31	$ 0.86
Discontinued operations	0.02	0.04	0.15	0.37	0.58
Net income available to common stockholders	$ 0.18	$ 0.21	$ 0.37	$ 0.68	$ 1.44
Diluted income per common share(2)					
Income from continuing operations	$ 0.15	$ 0.16	$ 0.21	$ 0.29	$ 0.83
Discontinued operations	0.02	0.04	0.14	0.36	0.56
Net income available to common stockholders	$ 0.17	$ 0.20	$ 0.35	$ 0.65	$ 1.39
Weighted Average Common Shares Outstanding					
Basic	81,691,434	82,071,604	82,193,473	82,537,232	82,133,627
Diluted	84,861,965	84,535,762	85,395,787	86,263,305	85,368,626

(1) Certain reclassifications have been made to the quarterly data to conform with the annual presentation with no net effect to net income or net income available to common stockholders. (2) The sum of quarterly financial data may vary from the annual data due to rounding.

2003	Quarter (unaudited)[1] March 31	June 30	September 30	December 31	Year
Total revenues	$ 143,795	$ 143,051	$ 143,048	$ 156,735	$ 586,629
Income before minority interests and discontinued operations	34,525	24,492	33,738	42,273	135,028
Total minority interests' share of income	(14,312)	(14,647)	(19,316)	(19,390)	(67,665)
Income from continuing operations	20,213	9,845	14,422	22,883	67,363
Total discontinued operations	38,014	7,090	11,266	5,395	61,765
Net income	58,227	16,935	25,688	28,278	129,128
Preferred stock dividends	(2,123)	(2,195)	(1,470)	(1,211)	(6,999)
Preferred stock and unit issuance costs	—	—	(3,671)	(1,742)	(5,413)
Net income available to common stockholders	$ 56,104	$ 14,740	$ 20,547	$ 25,325	$ 116,716
Basic income per common share[2]					
Income from continuing operations	$ 0.22	$ 0.09	$ 0.11	$ 0.24	$ 0.68
Discontinued operations	0.47	0.09	0.14	0.07	0.76
Net income available to common stockholders	$ 0.69	$ 0.18	$ 0.25	$ 0.31	$ 1.44
Diluted income per common share[2]					
Income from continuing operations	$ 0.22	$ 0.09	$ 0.11	$ 0.24	$ 0.66
Discontinued operations	0.46	0.09	0.14	0.06	0.75
Net income available to common stockholders	$ 0.68	$ 0.18	$ 0.25	$ 0.30	$ 1.41
Weighted Average Common Shares Outstanding					
Basic	81,097,725	81,015,506	81,096,837	81,165,405	81,096,062
Diluted	82,514,156	82,465,984	82,720,130	83,667,798	82,852,528

(1) Certain reclassifications have been made to the quarterly data to conform with the annual presentation with no net effect to net income or per share amounts. (2) The sum of quarterly financial data may vary from the annual data due to rounding.

Note 16 / Segment Information

The Company mainly operates industrial properties and manages its business by markets. Industrial properties represent more than 99.5% of the Company's portfolio by rentable square feet and consist primarily of warehouse distribution facilities suitable for single or multiple customers, and are typically comprised of multiple buildings that are leased to customers engaged in various types of businesses. The Company's geographic markets for industrial properties are managed separately because each market requires different operating, pricing and leasing strategies. The remaining 0.5% of the Company's portfolio is comprised of retail and other properties located in Southeast Florida and Atlanta. The Company does not separately manage its retail operations by market. Retail properties are generally leased to one or more anchor customers, such as grocery and drug stores, and various retail businesses. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (See footnote 2). The Company evaluates performance based upon property net operating income of the combined properties in each segment.

The other domestic target markets category includes Austin, Baltimore/Washington D.C., Boston and Minneapolis. The other domestic non-target markets category captures all of the Company's other U.S. markets, except for those markets listed individually in the table. The international target markets category includes France, Germany, Japan, Mexico and the Netherlands.

Summary information for the reportable segments is as follows (dollars in thousands):

Segments	Rental Revenues 2004	Rental Revenues 2003	Rental Revenues 2002	Property NOI[1] 2004	Property NOI[1] 2003	Property NOI[1] 2002
Industrial domestic hub and gateway markets:						
Atlanta	$ 30,411	$ 29,080	$ 30,444	$ 23,765	$ 23,048	$ 23,970
Chicago	44,991	43,837	45,114	31,378	29,934	31,446
Dallas/Fort Worth	16,551	17,015	26,697	11,218	11,457	18,915
Los Angeles	103,438	94,025	77,700	80,960	74,633	61,250
Northern New Jersey/New York	64,686	52,709	47,422	45,046	34,735	31,845
San Francisco Bay Area	98,885	109,819	129,858	79,429	90,008	109,000
Miami	33,821	32,902	35,164	23,027	23,308	25,516
Seattle	41,675	31,813	25,656	32,539	24,863	20,394
On-Tarmac	54,425	48,909	30,617	30,623	26,639	17,161
Total industrial domestic hub markets	488,883	460,109	448,672	357,985	338,625	339,497
Other domestic target markets	109,474	103,070	104,565	80,084	74,178	75,567
Other domestic non-target markets	34,066	28,976	46,968	25,387	21,000	35,235
International target markets	25,641	6,101	739	20,694	5,697	686
Straight-line rents and amortization of lease intangibles	16,281	10,662	11,013	16,281	10,662	11,013
Total retail and other markets	6,403	12,390	16,896	3,545	7,541	10,597
Discontinued operations	(27,954)	(48,016)	(76,815)	(19,688)	(36,434)	(57,008)
Total	$ 652,794	$ 573,292	$ 552,038	$ 484,288	$ 421,269	$ 415,587

(1) Property net operating income ("NOI") is defined as rental revenue, including reimbursements, less property operating expenses, which excludes depreciation, amortization, general and administrative expenses and interest expense. For a reconciliation of NOI to net income, see the table below.

The Company considers NOI to be an appropriate supplemental performance measure because NOI reflects the operating performance of the Company's real estate portfolio on a segment basis, and the Company uses NOI to make decisions about resource allocations and to assess regional property level performance. However, NOI should not be viewed as an alternative measure of the Company's financial performance since it does not reflect general and administrative expenses, interest expense, depreciation and amortization costs, capital expenditures and leasing costs, or trends in development and construction activities that could materially impact the Company's results from operations. Further, the Company's NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. The following table is a reconciliation from NOI to reported net income, a financial measure under GAAP:

	2004	2003	2002
Property NOI	$ 484,288	$ 421,269	$ 415,587
Private capital income	12,895	13,337	11,193
Depreciation and amortization	(160,026)	(132,167)	(121,069)
Impairment losses	—	(5,251)	(2,846)
General and administrative	(58,956)	(46,429)	(45,149)
Fund costs	(1,741)	(825)	(1,051)
Equity in earnings of unconsolidated joint ventures	3,781	5,445	5,674
Interest and other income	3,958	4,009	9,446
Gains from dispositions of real estate	5,219	7,429	8,771
Development profits, net of taxes	8,528	14,441	1,171
Interest, including amortization	(157,852)	(146,230)	(142,918)
Total minority interests' share of income	(62,254)	(67,665)	(56,669)
Total discontinued operations	47,631	61,765	38,979
Net income	$ 125,471	$ 129,128	$ 121,119

The Company's total assets by market were:

	Total Assets as of December 31, 2004	2003
Industrial domestic hub and gateway markets:		
Atlanta	$ 204,554	$ 256,304
Chicago	479,919	365,019
Dallas/Fort Worth	143,953	137,367
Los Angeles	922,401	851,630
Northern New Jersey/New York	775,784	488,998
San Francisco Bay Area	788,120	792,012
Miami	363,694	350,872
Seattle	377,142	374,136
On-Tarmac	239,377	260,099
Total industrial domestic hub markets	4,294,944	3,876,437
Other domestic target markets	825,930	705,724
Other non-target markets and other	308,428	268,064
International target markets	684,184	199,824
Total retail and other markets	15,915	41,967
Non-segment assets[1]	257,542	317,543
Total assets	$ 6,386,943	$ 5,409,559

(1) Non-segment assets consist of corporate assets including cash, investments in unconsolidated joint ventures and mortgages receivable.

Note 17 / Pro Forma Financial Information (Unaudited)

During the year ended December 31, 2004, the Company acquired 64 industrial buildings, aggregating approximately 7.6 million square feet for a total expected investment of $695.2 million.

The following unaudited pro forma information for the years ended December 31, 2004 and 2003 have been prepared to reflect the incremental effect of the acquisition of properties during 2004 by the Company as if such transactions and adjustments had occurred at the beginning of each year and were carried forward through their issuance dates.

(in thousands, except share and per share amounts)	2004	2003
Rental revenues	$ 683,692	$ 624,650
Income from continuing operations	$ 82,816	$ 69,845
Total discontinued operations	$ 47,631	$ 61,765
Net income	$ 130,447	$ 131,610
Net income available to common stockholders	$ 123,316	$ 119,198
Basic income per common share		
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.92	$ 0.71
Discontinued operations	0.58	0.76
Net income available to common stockholders	$ 1.50	$ 1.47
Diluted income per common share		
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.88	$ 0.69
Discontinued operations	0.56	0.75
Net income available to common stockholders	$ 1.44	$ 1.44
Weighted Average Common Shares Outstanding		
Basic	82,133,627	81,096,062
Diluted	85,368,626	82,852,528

During the year ended December 31, 2003, the Company acquired 82 industrial buildings, aggregating approximately 6.5 million square feet for a total expected investment of $533.9 million.

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and 2002 have been prepared to reflect the acquisitions of properties during 2003 by the Company and the issuance of unsecured senior debt securities in November 2003 related to property acquisitions, as if such transactions and adjustments had occurred at the beginning of each year and were carried forward through their issuance dates.

(in thousands, except share and per share amounts)	2003	2002
Rental revenues	$ 602,090	$ 586,067
Income from continuing operations	$ 69,773	$ 82,794
Total discontinued operations	$ 61,765	$ 38,979
Net income	$ 131,538	$ 121,773
Net income available to common stockholders	$ 119,126	$ 113,689
Basic income per common share		
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.71	$ 0.89
Discontinued operations	0.76	0.47
Net income available to common stockholders	$ 1.47	$ 1.36
Diluted income per common share		
Income from continuing operations (includes preferred stock dividends and preferred stock and unit redemption discount/(issuance costs or premium))	$ 0.69	$ 0.88
Discontinued operations	0.75	0.46
Net income available to common stockholders	$ 1.44	$ 1.34
Weighted Average Common Shares Outstanding		
Basic	81,096,062	83,310,885
Diluted	82,852,528	84,795,987

Independent Directors

T. Robert Burke
Co-Founder,
AMB Property Corporation

David A. Cole
Chairman Emeritus,
Kurt Salmon Associates, Inc.

Lydia H. Kennard
Chairman, KDG Development
Construction Consulting

J. Michael Losh
CFO, Cardinal Health, Inc.
Former CFO, General Motors
Former President, GMAC

Frederick W. Reid
CEO, Virgin America

Jeffrey L. Skelton
President & CEO,
Symphony Asset Management

Thomas W. Tusher
Former President & COO,
Levi Strauss & Co.

Caryl B. Welborn
Partner, DLA Piper Rudnick
Gray Cary US LLP

Directors and Executive Officers

Hamid R. Moghadam
Chairman & CEO

W. Blake Baird
President & Director

Michael A. Coke
Executive Vice President & CFO

Bruce H. Freedman
Executive Vice President,
Real Estate Operations

David S. Fries
Executive Vice President,
Strategic Initiatives &
Corporate Affairs;
Chairman, AMB China, Ltd.

Guy F. Jaquier
Executive Vice President & CIO;
Vice Chairman,
AMB Capital Partners, LLC

Eugene F. Reilly
Executive Vice President,
Development

John T. Roberts Jr.
Executive Vice President,
Private Capital;
President,
AMB Capital Partners, LLC

Stockholder Information

Global Headquarters
AMB Property Corporation
Pier 1, Bay 1
San Francisco, California 94111
United States
Telephone +1 415 394 9000
Fax +1 415 394 9001

Regional Offices
Amsterdam
Boston
Chicago
Los Angeles
Shanghai
Tokyo

Investor Relations
Toll-free +1 877 285 3111
Telephone +1 415 394 9000 ext. 9550
Fax +1 415 394 9001
E-mail ir@amb.com

Transfer Agent
EquiServe Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
United States
Telephone +1 800 331 9474

Counsel
Latham & Watkins LLP
505 Montgomery Street,
Suite 1900
San Francisco, California 94111
United States

Auditors
PricewaterhouseCoopers LLP
333 Market Street
San Francisco, California 94105
United States

News Releases
News releases can be viewed on our Web site.

Annual Meeting
Stockholders of AMB Property Corporation are invited to attend the Annual Meeting of Stockholders, to be held at 2:00 p.m. on Thursday, May 12, 2005, at AMB's Global Headquarters.

Dividend Reinvestment and Direct Purchase Plan
For a copy of the prospectus regarding our common stock dividend reinvestment and direct purchase plan, which we have filed with the U.S. Securities and Exchange Commission, please contact our transfer agent.

Stock Listing
New York Stock Exchange
Symbols: AMB, AMB.L, AMB.M

Web Site
www.amb.com

10-K Certification and Filing
AMB Property Corporation filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2004. In addition, in 2004 the company submitted the certification required by Section 303A.12(a) of the listed Company Manual of the New York Stock Exchange.

A copy of the company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission may be obtained by contacting Investor Relations.

The following are registered trademarks of AMB: AMB® and High Throughput Distribution®

AMB's Commitment to Stockholder Value: Governance Highlights

We view corporate governance as both a fundamental element of our company and an evolutionary process. Over the past seven years, we have identified and implemented ongoing enhancements to the shareholder-focused commitments we made at our 1997 IPO.

Our governance practices have been well received. In fact, the world's leading corporate governance rating service, Institutional Shareholder Services, determined that AMB outranked 98.5% of companies in the S&P 400 and 97.4% of real estate companies for governance practices.[1]

Governance Practices Adopted by AMB at IPO

> Directors serve annual rather than staggered terms

> No enactment of any poison pill or shareholder rights plan

> Opted out of anti-takeover provisions frequently adopted by Maryland corporations

> Directors, founders, and executive officers maintain significant but non-controlling interest in the company

Subsequent Governance Enhancements

> Executive officers eliminated employment contracts for themselves

> Stock option plan prohibits repricing of options

> Championed the GAAP standard (Earnings Per Share) for public real estate reporting as our primary earnings measure in alignment with other public companies

> Early adopter of expensing employee stock options

> Adopted Compensation Committee Charter ahead of SEC regulation and NYSE-listed company requirements

> Adopted expanded corporate governance tools, including committee charters, code of business conduct, and corporate governance principles

> Established stock ownership guidelines for independent directors and senior officers

> Appointed lead director

> Placed limits on the number of other boards on which AMB directors may simultaneously serve

> Instituted waiver policy regarding stock-ownership limitations

> Formalized board commitment to require stockholder consent for the enactment of any future poison pills or shareholder rights plans

> Approved three stock repurchase plans, most recently adopted a two-year repurchase plan for acquisition of up to $200 million of AMB's common stock

[1] Source: ISS Corporate Governance Quotient, 11/03/04.


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AMB PROPERTY CORPORATION®
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